September 14, 2006

VIA EDGAR

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

RE:  Tm Bioscience Corporation (the “Company”)
    Registration Statement on Form 20-FR12G
    File No. 0-52039

Dear Mr. Riedler:

We refer to the comment letter dated July 5, 2006 from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the Registration Statement on Form 20-FR12G (the “20-F”) filed by the Company.

The responses to the Staff’s comments in its July 5, 2006 letter are provided below in the order in which the comments were set out in such letter and are numbered correspondingly. The Staff’s comments, indicated by bold text, are followed by the responses of the Company.

General

1.	Please state why you are filing the Form 20-FR12G at this time.

The Company is filing the 20-F this time as it recognizes its obligation to do so pursuant to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company understands that, pursuant to Section 12(g) of the Exchange Act, it was required to file the 20-F within 120 days after the end of the fiscal year in which it exceeded the thresholds for the number of shareholders and total assets set forth in Section 12(g), Rule 12g-1 and Rule 12g3-2(a) under the Exchange Act. The Company was unable to file the 20-F in a timely manner and is considering hiring additional financial resources to comply with future filing requirements.

2.
Please revise your disclosure to identify the source or your basis for the following statements and provide us with third party support for these statements. The supporting documentation should be marked to indicate the text supporting the statements.

•	Tag-It™ Cystic Fibrosis (“CF”) kit became the first multiplexed human disease genotyping test to be cleared by the FDA as an IVD for diagnostic use in the United States.

Please refer to the press release issued by the FDA on May 9, 2005 entitled “FDA Approves First DNA-Based Test to Detect Cystic Fibrosis”, attached hereto as Appendix “A”.

•	The Company believes the CFplus™ assay is currently the most complex commercial CF genetic test on the market.

The Company has participated extensively in the CF testing marketplace and as a result is aware that whereas the CFplus™ assay targets 97 mutations associated with CF simultaneously, competitive products target less than 40 CF mutations simultaneously.

•
The Company believes that it has secured a significant leadership position in the U.S. market against these competitors by establishing its technology in 34 clinical laboratories in the U.S., including the two largest reference laboratories in the world, Quest Diagnostics and Labcorp.

Please refer to excerpts from the most recent Form 10-K filed by Quest Diagnostics and Labcorp, attached hereto as Appendix “B” where they indicate their global market position.

•	The current global market for molecular diagnostic testing is estimated to be US$2.0 billion.

Management believes that the global molecular diagnostic testing market is approximately US$2.0 billion based on their industry experience and third party reports including a UBS analyst report on Qiagen, attached hereto as Appendix “C”, wherein UBS refers to the US$2 billion molecular diagnostics market.

•
Molecular diagnostic testing, with a compound annual growth rate estimated at 15%, is predicted to remain one of the most significant growth areas in the enormous global in vitro diagnostics industry, currently estimated at US$26 billion.

Management believes that the global molecular diagnostic testing market is approximately US$26 billion with a compound growth rate of approximately 15% based on their industry experience and third party reports including a presentation by Frost and Sullivan and an equity research paper released by U.S. Bancorp Piper Jaffray Equity Research, attached hereto as Appendix “D”.

Pursuant to the Staff’s comments, the Company has also revised its disclosure to identify the source or basis for these statements in the 20-F amendment filed concurrently with this response letter.

3.
Your disclosure throughout contains excessive jargon and technical terms. Please revise your disclosure to explain the meaning of such terms. For example, you use the following technical terms or phrases:

•	“pharmacogenomics”

•	“microarray operating system”

•	“CF transmembrane conductance regulator gene”

•	“analyte specific reagents”

•	“single nucleotide polymorphism”

•	“ISO 13485:2003 compliant facility”

•	“coupling “Tag-It™ Universal Array oligonucleotides to Luminex xMAP® beads at 3 times”

•	“severe sepsis, Xigris® and vasopressin” and

•	“automated platforms with multiplexing capabilities.”

Please revise the disclosure to substitute the technical language for language that is simple and can be understood by investors. Please note that the inclusion of the glossary at the beginning of the document is not sufficient. These terms should be clear from the context. Please note this is not meant to be an exhaustive list. It was provided for illustrative purposes.

As genetic testing is not yet widespread and the technology remains novel to the general public, the Company’s disclosure necessarily contains technical language that may be difficult for the average investor to understand. The Company has revised its disclosure throughout the 20-F amendment filed concurrently with this response letter and attempted to reduce the number of excessive jargon and technical terms and describe the business in lay terms. As these changes have been made throughout the 20-F amendment, we have not provided a specific page reference.

Item 3. Key Information, pages 8-14

A. Selected Consolidated Financial Data, page 8

4.	Please revise the selected consolidated financial data to also disclose loss from operations as required by Item 3.A.2. of Form 20-F.

The Company has revised the selected consolidated financial data on page 5 of the 20-F amendment filed concurrently with this response letter to include the disclosure of loss from operations.

B. Capitalization and Indebtedness, page 9

5.	Please update your capitalization and indebtedness table so that it is of a date no earlier than 60 days prior to the date of the registration statement as required by Item 3.B. of Form 20-F.

The Company has updated the capitalization and indebtedness table so that it is as at July 31, 2006; this can be found on page 6 in the 20-F amendment filed concurrently with this response letter.

D. Risk Factors, pages 10-14

General

6.
Please delete the statement “Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company’s business” on page 10. It is not appropriate to refer to other risks that are not disclosed.

As per the Staff’s comments, this statement has been deleted in the 20-F amendment filed concurrently with this response letter.

7.
We note that you intend to submit PGx, sepsis, warfarin and ID-Tag™ RVP tests for regulatory approval in 2006. Please add a risk factor that discusses the specific risks to your business related to these regulatory approvals. The risk factor should address the timing and costs of obtaining the regulatory approvals and the impact of a failure to obtain the regulatory approvals.

The Company has added the following risk factor to page 11 of the 20-F amendment filed concurrently with this response letter:

If the Company does not receive regulatory approval for its PGx, Sepsis, Warfarin and ID-Tag™ RVP tests, it could be prevented from marketing such products which could harm its business.

The FDA and Health Canada have established procedures and standards for initial approval to market medical and biotechnology devices and for the manufacture of the devices. The Company is subject to inspection by the FDA and Health Canada for compliance with these standards. Should the FDA and Health Canada determine, at any time, that the Company or any of its products are not in compliance with these standards, it may withhold or withdraw approval and prevent the marketing of the Company’s products. Negative determinations by the FDA and Health Canada and other governmental authorities could have a serious adverse effect on the Company.

To obtain US regulatory approval for PGx, Warfarin and ID-Tag™ RVP tests, the Company intends to file separate 510(k) applications with the FDA by the end of 2006. Estimated costs to file these applications (i.e., submission fees) are relatively small compared with the research and development cost associated with carrying out analytical, clinical and software validations (i.e. performance evaluations). Once a 510(k) is submitted to the FDA, the expected time to clearance is 180 days. Submissions may be cleared at an earlier date. If a 510(k) application is not approved due to insufficient validation data from the viewpoint of the FDA, the specific risk to the company would be additional R&D costs to carry out further validations on the investigational product and a delay to market of the IVD product. To obtain US regulatory approval for the Company’s sepsis product, the Company anticipates filing a Premarket Approval (PMA), the parameters of which are determined in consultation with the FDA through a Pre-IDE submission (i.e. consultation on a clinical study to be run under an Investigational Device Exemption). One possible outcome of this Pre-IDE is that the FDA considers the product suitable for clearance under a 510(k). Regardless of whether the submission is a PMA or 510(k), it is anticipated that the clinical validation requirements and costs for this product will be greater than those for the other products highlighted above. Such costs can only be estimated once the Pre-IDE is closed. In addition, the filing fees associated with a PMA are significantly greater than those for 510(k) applications. There could be significant delays in filing the submission if the duration of a clinical study extends beyond what is currently anticipated. The Company is planning to submit a Pre-IDE for sepsis in 2006 and the current plan for the filing of the PMA/510(k) of the IVD is 2007. In general, approvals of PMA applications take longer than those of 510(k) applications and the risks of failing to obtain approval for this product are similar to those stated above in terms of the FDA view on whether sufficient data has been filed to support safety and efficacy of the product.  PMA approval also require manufacturing to pass a pre-approved quality system inspection. All of these risks apply to planned regulatory filings in other regions.

8.
We note that you have an unlimited number of authorized common shares. Please explain to us the implications of this as it relates to your stockholders. For example, will this enable the directors or management to issue shares without stockholder approval? If so, how could this affect stockholders? Would this cause a material dilution of current company stockholders? Consider adding a risk factor that discusses any such material risks.

While the Company has an unlimited number of authorized common shares, it does not believe that this results in any significant implications for its shareholders. It is not atypical for a corporation incorporated under the Business Corporations Act (Ontario) (“OBCA”) to have an unlimited number of common shares authorized for issuance. The OBCA requires that shares must be issued as fully paid and unassessable and where the consideration paid for the shares is in property or past service, such consideration must not be less in value than the fair value of the money that the Company would have received if the share had been issued for money.

In addition to any specific shareholder approval for public offerings and private placements of securities pursuant to the rules of the Toronto Stock Exchange (“TSX”), the TSX will also generally require shareholder approval for any share issuances which would “materially affect control” of the Company, or which provides consideration to insiders in aggregate of 10% of the greater of the market capitalization of the Company, and which has not been negotiated at arm’s length. Any transaction which results, or could result, in a new holding of more than 20% of the voting securities by one securityholder or combination of securityholders acting together will generally be considered by the TSX to “materially affect control”, unless the circumstances otherwise indicate. The TSX may also require shareholder approval for other transactions affecting shareholders. Accordingly, the Company does not believe there are any material risks associated with having an unlimited number of authorized common shares.

9.	Please add a risk factor that discusses how the Investment Canada Act and the Competition Act could delay or deter a change of control that may be beneficial to your stockholders.

Under Part IX of the Competition Act (Canada), the acquisition of voting shares of a corporation that carries on an operating business in Canada or controls a corporation that carries on an operating business in Canada is subject to pre-merger notification only if specified financial and voting interest thresholds are exceeded. A notifiable transaction may not be completed until the expiry of the applicable statutory waiting periods, unless an Advance Ruling Certificate in respect of the transaction is issued by the Commissioner of Competition pursuant to section 102 of the Competition Act (Canada) or the requirement to notify is waived pursuant to the Competition Act (Canada).

At the present time, the book value of the Company’s assets in Canada and revenues from sales in or from Canada do not exceed the applicable notification thresholds. Therefore, a change in control of the Company at this time would not be subject to pre-merger notification under Part IX of the Competition Act (Canada). However, the Commissioner of Competition has the right under the Competition Act (Canada) to challenge a merger if she is of the view that the merger will or will likely substantially prevent or lessen competition. In light of current industry conditions, the Company does not believe that such a challenge would be likely in the event of a change in control of the Company.

In addition, under the Investment Canada Act (Canada), an acquisition of control of a Canadian business by a non-Canadian where certain financial thresholds are exceeded is subject to review and cannot be implemented unless the Minister responsible for the Act is satisfied and has issued a ruling that the transaction is likely to be of net benefit to Canada. The applicable review thresholds vary based on the nationality of the investor.

At the present time, the book value of the Company’s assets do not exceed the review threshold that would be applicable to the majority of potential foreign investors. Therefore a change in control of the Company would not likely be subject to review under the Investment Canada Act (Canada).

For these reasons, the Company does not believe that either the Investment Canada Act (Canada) or the Competition Act (Canada) poses a material risk that may delay or deter a change of control transaction that may be beneficial to the Company’s shareholders. Accordingly, the Company submits that adding such a risk factor to the 20-F amendment filed concurrently with this response letter will not be of any material benefit to the Company’s stockholders.

The Company has a history of losses . . ., page 10

10.
Please consider revising your disclosure to discuss that you may have received a going concern qualification from your auditors had your financial statements been audited by U.S. auditors as indicated in comments by your auditors on page F-2. Please also consider discussing in the next risk factor how this possible going concern qualification would affect your ability to raise capital.

The Company has revised the relevant risk factor on page 7 of the 20-F amendment filed concurrently with this response letter:

As at June 30, 2006, the Company has an accumulated deficit of $73,224,236 resulting from historical losses (as compared to $56,440,064 as at June 30, 2005). The Company’s net loss for the financial years ended December 31, 2005, 2004 and 2003 was $15,167,466, $11,838,498 and $7,808,889 respectively. Had the Company’s consolidated financial statements been audited by U.S. auditors, the report of the independent registered accounting firm included with our consolidated financial statements would have included an explanatory paragraph following the opinion paragraph regarding the Company’s ability to operate as a going concern. The Company has never generated a profit and cannot guarantee that it will generate profits in the future. If the Company does not generate profits in the future, it will require additional sources of financing to meet ongoing operational requirements as well as future expansions. As the Company is in the early stages of commercialization for its products, the Company’s ability to continue operations is uncertain and is dependent upon its ability to obtain sufficient financing and improve operating results.

The Company believes that an explanatory paragraph regarding its ability to operate as a going concern does not affect its ability to raise capital and as such it has not revised the subsequent risk factors.

The Company has limited financial resources and may not be able to raise additional funds…, page 10

11.	Please incorporate into this discussion the rate at which you are currently burning cash on a monthly basis.

The Company has revised the relevant risk factor disclosure as follows:

The Company has limited financial resources. The Company has funded its operations thus far through private placements and public offerings of its debt, as well equity securities and early stage revenues. The Company’s monthly burn rate, based on the June 30, 2006 net cash used in operating activities related to the consolidated statement of loss and deficit, is estimated at $1,208,462.

The above information can be found in the 20-F amendment filed concurrently with this response letter at page 8.

12.	Please revise to quantify and disclose your current anticipated needs for additional financing.

The Company has revised the relevant risk factor disclosure as follows:

At June 30, 2006, the Company had $1,348,540 in working capital. On August 15, 2006, the Company completed a private placement of unsecured subordinated debentures, raising gross proceeds of $6,240,000. In order to pursue its expanded regulatory drive, submit products for FDA certification in 2006, as well as open new markets for its RVP and sepsis tests, all the while continuing to serve its growing customer base, the Company foresees a need for additional growth capital. Management remains responsive to market conditions and will seek additional capital from traditional sources or through strategic partnerships as opportunities arise.

The above information can be found in the 20-F amendment filed concurrently with this response letter at page 8.

The Company relies on third party suppliers for key components and raw materials…, page 11

13.
Please identify the third parties that you substantially rely on for key components and raw materials. Also, to the extent you have any agreements with such parties, please so indicate and describe in your Business section the material terms of the agreements. You should also file the agreements as exhibits to the registration statement. If you have determined that you are not substantially dependent on these parties, please provide us with an analysis supporting this determination and disclose the approximate number of suppliers you rely on.

The Company relies on various suppliers for components and raw materials used in its products. However, other than the microscopic beads which are sole sourced from Luminex Corporation (“Luminex”), the Company does not believe that it is substantially dependent on any one specific supplier for any of the components or raw materials used in its products. The Company believes that there are qualified alternative supplier(s) for the remaining key components and raw materials. Thus the Company believes that any potential risk lies not in finding the sources for such materials but rather in being able to do so on a timely or cost-effective basis. The Company has also included this analysis at pages 8 and 9 of the 20-F amendment filed concurrently with this response letter, as follows:

Key components and raw materials such as microscopic beads, synthetic DNA and various chemicals used in the Company’s manufactured products are currently sourced from outside vendors. With the exception of the microscopic beads, which are sole sourced from Luminex Corporation, the Company does not believe that it is substantially dependent on any one specific supplier for any of the components and raw materials used in its products. In the event an existing supplier becomes unavailable, or that materials from any supplier fail to meet the Company’s quality requirements, the Company will attempt to locate a qualified alternative. However, the Company may not be able to obtain the required components, raw materials or products at the right quality on a timely basis or at commercially reasonable prices. To the extent such difficulties cannot be resolved within a reasonable time, and at a reasonable cost, the Company’s business, financial condition, results of operation and cash flows could be materially adversely affected.

Other than the Company’s agreement with Luminex, which will be filed as an Exhibit to the 20-F, the Company believes that any agreements with such suppliers are in the ordinary course of the Company’s business and do not fall within one of the categories enumerated in Item 4(b) of the Instructions as to Exhibits of Form 20-F. Therefore, the Company does not propose to file such agreements as an Exhibit to the 20-F.

As per the Staff’s comments, the Company has included in its Business section the material terms of its agreement with Luminex:

The agreement with Luminex provides the Company with a widely commercially deployed platform on which to develop and sell its products. As of December 31, 2005, Luminex reported that it has sold over 3,400 of its instruments worldwide. This installed base is available to operate the Company’s products. The Company has combined the advantages of the Luminex system, such as economy, flexibility and throughput, with its own knowledge of universal array technology to develop products for specific applications. The original agreement with Luminex expired on March 28, 2006. On March 29, 2006, the Company announced the conclusion of a multi-year extension of the Luminex agreement, which grants the Company rights to commercialize DNA-based molecular diagnostics that operate on Luminex’s xMAP® technology platform. The renegotiated agreement incorporates similar terms to the original agreement, including the ability for the Company to distribute Luminex’s xMAP systems such as the new LX200 instrument. The agreement also provides for minimum annual royalty payments and defined pricing for beads and instrument purchases. The term of the agreement is for seven years with three successive one-year renewal periods. Termination of rights within a specific field or territory can be triggered upon failure by the Company to commercialize a test within the field or territory and generally upon a breach of the Agreement by either party. The Company plans to continue to assess the marketplace for new instruments that enhance the competitiveness of the Company’s genetic tests.

The above can be found at page 20 in the 20-F amendment filed concurrently with this response letter.

14.	Please revise your disclosure to briefly describe the “key components and raw materials” you purchase from outside vendors.

The disclosure has been revised to describe the “key components and raw materials” from outside vendors as follows:

Key components and raw materials such as microscopic beads, synthetic DNA and various chemicals used in the Company’s manufactured products are currently sourced from outside vendors.

The above can be found at page 8 in the 20-F amendment filed concurrently with this response letter.

The Company depends on key strategic partners…, page 11

15.
Please revise your disclosure to name your key strategic partners and to discuss any specific risks associated with any particular key strategic partner. We note that you discuss relationships with various parties in the business section, e.g. Genzyme, Gamidor, Calgary Laboratory Services. Your risk factor disclosure should discuss the specific risks your business faces as a result of these or any other strategic relationships. Consider adding additional risk factors to discuss risks related to any individual relationship.

In order to expand its customer base, broaden its product menu and increase its revenues, the Company may enter into research, development, supply and licensing agreements with various parties. However, at present time, the Company views only Luminex as its key strategic partner. The Company has thus revised the disclosure to provide a risk factor discussing its relationship with Luminex in the 20-F amendment filed concurrently with this response letter at page 9, as follows:

The Company’s products are built to be used on Luminex’s xMAP system and the Company may not be able to find a substitute for the Luminex xMAP system if the Company’s partnership with Luminex is terminated.

The Company’s revenues are dependent on the uptake of its products into the market. The Company’s products were designed to be used on Luminex’s xMAP bead based array system. Ongoing integration of the Company’s products to Luminex’s xMAP system is dependent on the Company maintaining its development agreement with Luminex. On March 29, 2006, the Company and Luminex announced they had signed a multi-year extension of the agreement which incorporates similar terms to the original agreement.

The microscopic beads used in the Company’s products are also sole-sourced from Luminex. The Company may not be able to find a substitute for the Luminex xMAP system and/or microscopic beads if the Company’s partnership with Luminex is terminated. This would result in a material adverse effect on the Company’s customers, products and future prospects.

The Company is in the early stages of commercialization . .., page 11

16.	Please revise your disclosure to briefly explain why “market uptake remains uncertain.”

The Company has revised the 20-F amendment filed concurrently with this response letter at page 9 to explain why “market uptake remains uncertain”:

The Company is in the early stages of commercializing its products. Although the Company began shipping commercial products in 2003, future market uptake remains uncertain as the Company’s products represent novel technology that targets emerging markets. It is unclear at this point in time whether genetic testing will become widely adopted by healthcare practitioners and accepted by the general public. As a result, the Company cannot accurately predict if customers may want to adopt their products and their rates of demand for the Company’s products. As a result, the Company’s ability to continue operations is uncertain and is dependent on its ability to improve operating results or complete additional financings. The Company may experience significant fluctuations in revenues, expenses and losses. Such fluctuations may be affected by a number of factors, including variances in the sales cycle, the level of market acceptance for the Company’s products, responses by competitors, research and development expenses, financing and regulatory compliance costs and the acquisition/loss of key customers.

The Company may not be able to develop, exploit, enforce and defend its intellectual property. Page 12

17.	Please update to disclose whether there have been threats of litigation or negotiations regarding patent issues or other intellectual property, court challenges, legal actions, etc.

The Company has revised the relevant risk factor disclosure in the 20-F amendment filed concurrently with this response letter at page 10, as follows:

The Company’s products incorporate a number of technologies and chemistries that may expose the Company to claims surrounding the use of such technologies and chemistries. Although there are currently no threats of litigation, court proceedings or legal action surrounding the Company’s intellectual property, it is possible that the Company may unintentionally infringe intellectual property rights owned by or licensed to third parties.

The Company is subject to evolving legislative, judicial and ethical standards. . ., page 13

18.
Please revise this risk factor to provide more specific disclosure on the legislative, judicial and ethical standards that pose a risk to your business. For example, you should describe some of the key decisions related to genetic patenting and genotyping that could materially affect your business.

The Company has revised the relevant risk factor to provide more specific disclosure on the legislative, judicial and ethical standards that pose a risk as well as key decisions that could materially affect the business. The discussion can be found at page 12 of the 20-F amendment filed concurrently with this response letter, as follows:

The adoption of genetic testing is occurring within the broader context of a myriad of decisions related to genetic patenting and genotyping. Issues associated with health insurance, data access, intellectual property protection, national and international legislative initiatives and other variables may have a significant impact on the wide spread adoption of genetic testing or on specific segments or tests within the genetic testing market. For example, future legislative decisions regarding privacy and confidentiality of genetic information and the use of genetic information by insurers, employers, courts, schools, the military and others, could impede or accelerate demand for genetic testing. The ethical stance our society takes in using genetic information in reproductive decision making, for susceptibilities (e.g. testing children for adult-onset diseases) or complex conditions where there are greater uncertainties associated (e.g. heart disease) could also impede or accelerate demand for genetic testing.

The Company is subject to currency risk. Page 13

19.
Please revise your disclosure to quantify the impact of the exchange rate risk to your business of the Canadian dollar to foreign currencies. We note your discussion on page F-24 that indicates a significant portion of the company’s trade accounts receivable, accounts payable and accrued liabilities and long-term debt are denominated in foreign currencies.

The Company has revised the relevant risk factor disclosure in the 20-F amendment filed concurrently with this response letter at page 12, as follows:

The Company’s revenues are denominated primarily in United States dollars as the Company sells its products primarily in the United States. As well, the Company has issued secured convertible debt which is denominated in U.S. dollars. The Company has not engaged in foreign exchange hedging transactions to manage its currency exposure. Accordingly, significant variations in the exchange rate of the Canadian dollar to the U.S. dollar can have a material impact on the Company’s profitability. Additional disclosure regarding the Company’s currency risk can be found under the liquidity and capital resources discussion under Item 5 “Operating and Financial Review and Prospects” and the disclosure under Item 11 “Quantitative and Qualitative Disclosures About Market Risk”.

The Company has not produced reagents at full production volume. Page 13

20.
Please revise this risk factor to explain why the fact that you have not yet produced tests at full production volume is a material risk. What is your current production compared to current needs or sales? Do you anticipate a shortfall in the future?

The Company has revised the relevant risk factor disclosure to better explain why the Company has not yet produced tests at full production volume and to provide an analysis of its current production compared to current needs or sales. This can be found at page 12 of the 20-F amendment filed concurrently with this response letter:

The Company’s manufacturing facility has an engineered production capacity of approximately 6.0 million tests per annum in batches of up to 400,000 tests. The Company has validated scale-up activities to support its current needs. However, the Company may encounter unforeseen technological or operational obstacles when further growth is experienced as the behaviours of the raw materials and semi-finished goods at larger production volumes are not necessarily comparable to those seen in smaller production lots. While the Company does not foresee a shortfall in capacity within its current forecasts, the Company has not yet produced tests at its manufacturing facility’s engineered batch size or aggregate volume. The Company may not be successful in scaling operations and manufacturing protocols to achieve this level of production.

The Company is dependent on key customers and Products. Page 14

21.	Please separate this risk factor into two different risk factors, one related to your key customers, the other related to your key products.

As per the Staff’s comments, the Company has separated this risk factor into two different risk factors in the 20-F amendment filed concurrently with this response letter at page 13, as follows:

The Company derives a substantial amount of its revenues from only a few of its customers. A loss of one or more of these major customers, or a material adverse change in any such customer’s business, could adversely impact the Company’s business.

The Company is dependent on a few key customers with respect to sales of its products. As at June 30, 2006, the Company’s top three customers (Genzyme, Specialty Laboratories and Mayo) represented 57% of revenue (December 31, 2005 - 66%) and the top five customers represented 63% of total revenue (December 31, 2005 - 71%). Any of the Company’s major customers could refuse to renew their contracts, or could negotiate concessions, particularly on price, that would have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, the Company’s customers could experience a downturn in their business, find themselves in financial difficulties or consolidate, which could result in their ceasing or reducing their consumption of the Company’s products (or becoming unable to pay for products they had contracted to buy). If any key customer discontinues its relationship with the Company for any reason, or reduces or postpones current or expected purchase commitments for the Company’s products, the Company’s business, financial condition, cash flow and results of operations could be materially adversely affected.

The Company derives a substantial amount of its revenues from only a few of its products.

Currently, sales of the Company’s cystic fibrosis products represent a significant portion of the Company’s revenues or net earnings. If the volume or pricing of the Company’s largest selling products decline in the future, the Company’s business, financial condition, cash flow and results of operations could be materially adversely affected.

22.
In the discussion of your key customers, please identify the key customers and disclose the percentage of revenue they account for. Also, to the extent you have any agreements with such parties, please so indicate and describe in your Business section the material terms of the agreements. You should also file the agreements as exhibits to the registration statement.

The Company has revised its disclosure to include the identification of its key customers and the percentage of revenue they account for. This can now be found at page 13 of the 20-F amendment filed concurrently with this response letter, as follows:

The Company is dependent on a few key customers with respect to sales of its products. As at June 30, 2006, the Company’s top three customers (Genzyme, Specialty Laboratories and Mayo) represented 57% of revenue (December 31, 2005 - 66%) and the top five customers represented 63% of total revenue (December 31, 2005 - 71%).

The Company notes that each of its agreements with its customers is of the type that ordinarily accompanies the Company’s business and, as such, the Company considers that all such agreements are made in the ordinary course of business and other than the Company’s agreement with Genzyme Corporation (“Genzyme”) are not material. The material terms of the Genzyme agreement can be found at page 15 of the 20-F amendment filed concurrently with this response letter, as follows:

The Company has also signed a development and supply agreement with Genzyme Corporation (“Genzyme”) which was amended in 2005, pursuant to which Genzyme agreed to assist in the development and validation of a custom CF product and to use such product for substantially all of its worldwide testing. The Company has since earned milestone revenue from Genzyme under the agreement. There are no research and development funding arrangements, no further potential milestone payments pending and no royalty provisions. Intellectual property remains with the original owner with joint inventions being jointly owned by both parties. The agreement has a four year period commencing from the effective date in 2005, with successive one-year renewal periods, and has customary termination provisions such as termination upon bankruptcy and non-performance. As a result, in 2005, Genzyme launched, in concert with the Company, the CFplus™ assay which now includes testing for 97 mutations. The Company believes the CFplus™ assay is currently the most complex commercial CF genetic test on the market as it targets 97 mutations associated with CF simultaneously, whereas competitive products target less than 40 CF mutations simultaneously.

Additionally, the Company submits that none of the agreements, including the agreement with Genzyme, fall within one of the categories enumerated in Item 4(b) of the Instructions as to Exhibits of Form 20-F. Therefore, the Company does not propose to file such contracts as an Exhibit to the 20-F.

23.	In the discussion of your key products, please identify the key products and disclose the percentage of revenue they account for.

The Company has revised the relevant risk factor disclosure in the 20-F amendment filed concurrently with this response letter at page 13 to include the following description:

Currently, sales of the Company’s cystic fibrosis products represent a significant portion of the Company’s revenues or net earnings. If the volume or pricing of the Company’s largest selling products decline in the future, the Company’s business, financial condition, cash flow and results of operations could be materially adversely affected.

Cystic fibrosis test kits are not considered to be a separate class of products, therefore the Company does not propose to disclose the percentage of revenue they account for.

The Company relies on key management and scientific personnel. Page 14

24.	Please name your key personnel and the positions they hold with the company.

The Company considers its President and Chief Executive Officer, Gregory C. Hines, its Chief Financial Officer and Chief Operating Officer, James Pelot, and its Chief Scientific Officer, Richard Janeczko, to be its key personnel. The Company has revised the relevant risk factor to include the following:

If the Company is unable to attract and retain qualified scientific, technical and key management personnel, or if any of the Company's key executives, Gregory C. Hines, James Pelot and Richard Janeczko, discontinues his employment with the Company, the Company's research and development efforts may be delayed.

The Company is highly dependant upon the efforts of its senior management team and scientific staff. The loss of the services of one or more members of the senior management team might impede the achievement of the Company’s development objectives. In particular, the Company is highly dependant upon and its business would be significantly harmed if it lost the services of Gregory C. Hines, the Company’s President and Chief Executive Officer, Richard A. Janeczko, its Chief Scientific Officer, or James E. Pelot, its Chief Financial Officer and Chief Operating Officer.

The above information can be found at page 13 of the 20-F amendment filed concurrently with this response letter.

25.	Please briefly describe the material term and termination provisions of any employment contracts with key personnel.

The material terms and termination provisions of the employment agreement between the Company and Gregory C. Hines. have been included under Item 6.B. at page 43 of the 20-F amendment filed concurrently with this response letter, as follows:

Employment Agreements

The Company has in place written employment agreements with its Named Executive Officers, Gregory C. Hines, Alan Coley, Jim Pelot, Richard Janeczko and Jeremy Bridge Cook. For these Named Executive Officers and the Company, these agreements serve to document previously agreed rights, responsibilities and conditions of employment. Under these agreements, each Named Executive Officer is entitled to a base salary, and to participate in the Company’s bonus plan and Share Option Plan. In addition, each Named Executive Officer is entitled to receive severance pay in the event of a termination of his employment by the Company without cause or in the event of a termination by the Named Executive Officer of his employment with the Company for good reason as defined in each such applicable employment agreement. The amount of any such severance pay to be made by the Company to any such Named Executive Officer is determined pursuant to the terms of their applicable employment agreement and is dependent upon, among other variables, the length of service of the Named Executive Officer, consistent with such Named Executive Officer’s common law rights.

Each of the Named Executive officer is entitled to a payment of twenty-four (24) months severance upon the termination of their employment.

The Named Executive Officers are also subject to customary restrictive covenants pursuant to the terms of their employment agreements.

26.
To the extent that you have experienced problems attracting and retaining key personnel in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

The Company has not experienced problems attracting and retaining key personnel in the recent past nor are there any key employees with plans to retire or leave the Company in the near future. The Company has therefore not made any revisions to that effect.

27.	Please disclose if you maintain key person insurance on any key personnel.

The Company has revised the relevant risk factor disclosure in the 20-F amendment filed concurrently with this response letter at page 13 to include the following:

The Company does not currently have any key man life insurance policies

The Company’s Common Shares are subject to significant market price volatility. Page 14

28.	Please revise to disclose that the company’s common stock trades on the Toronto Stock Exchange.

The Company has revised the disclosure at page 14 of the 20-F amendment filed concurrently with this response letter to include the following:

The Company’s Common Shares are listed and trade on the Toronto Stock Exchange and have been subject to significant price and volume fluctuations and may continue to be subject to significant price and volume fluctuations in the future.

29.
To illustrate the price fluctuations, please provide a range for of the common stock price during the past two years. Please note that it is not necessary to provide a market price table. Disclosure of the high and low price during this time period is sufficient.

The Company has revised the disclosure at page 14 of the 20-F amendment filed concurrently with this response letter to include the following:

During the period since January 1, 2004, the price of the Company’s Common Shares on the Toronto Stock Exchange have reached a high of $4.00 and a low of $0.57.

Item 4. Information on the Company, pages 14-22

A. History and Development of the Company, pages 14-17

30.	Please revise your disclosure to explain why the Tag-It™ Universal Array is a “highly flexible platform.”

The Company has revised the relevant disclosure to include the following explanation:

The Tag-It™ Universal Array platform operates in a manner which greatly simplifies the process by which genetic tests are created or existing tests modified to incorporate new genetic discoveries. The platform does this by standardizing the key performance characteristic of a genetic test, which is the thermally driven process of matching the human target DNA with its synthetic counterpart incorporated into the genetic test. This standardization significantly reduces the complexity of creating the perfect human and synthetic DNA match resulting in lower cost of research and development, ease of expanding existing tests for newly discovered genetic markers while retaining a very high degree of accuracy.

The above information can be found at page 14 of the 20-F amendment filed concurrently with this response letter.

31.
Please revise your disclosure to expand your description of the “Early Access Program.” Other than the Mayo clinic and Specialty Laboratories, who are the “leading academic and commercial laboratories in the United States” permitted to participate? How many participants are involved? You state that the program allows the participants to “familiarize themselves with the Company's Products and technology prior to their commercialization.” Please explain what this means.

The Company has revised its description of the “Early Access Program” to include the following:

The principal method of market development used by the Company over the last three years has been the “Early Access Program”, which the Company implemented with certain of the leading academic and commercial laboratories in the United States. The Early Access Program allows these reference laboratories, which are some of the biggest potential consumers of the Company’s products, to familiarize themselves with the Company’s products and technology prior to their commercialization. For example, with the Company’s ID-Tag™ Respiratory Viral Panel, 25 leading healthcare institutions and laboratories across North America, Europe and Asia have entered its Early Access Program including community hospitals, pediatric hospitals, reference laboratories and public health labs such as the Alberta Provincial Lab for Public Health (ProvLab) in Calgary, AB, a leader in the area of molecular testing for respiratory viruses, and the Diagnostic Molecular Pathology Lab at Resurrection Medical Center, Chicago. These participants can use the test in their labs and evaluate the work flow processes required for the test, the parameters and tolerances ascribed to the test by the Company (such as amount of patient sample required or recommended amounts of ancillary reagents required), and provide feedback to the Company as to the appropriateness of these parameters. Past early access partners have included Quest, Specialty Laboratories, the University of Louisville and Mayo.

The above information can be found at page 15 of the 20-F amendment filed concurrently with this response letter.

32.	You state that your product the Tag-It™ Cystic Fibrosis kit is a “multiplexed” human disease genotyping test. Please explain how this product is “multiplexed.”

The Tag-ItTM Cystic Fibrosis kit is a “multiplexed” human disease genotyping test because it is able to detect and identify multiple mutations associated with cystic fibrosis simultaneously. The Company has revised its disclosure at page 15 of the 20-F amendment filed concurrently with this response letter to include the following explanation:

In May 2005, the FDA announced that the Company’s Tag-It™ Cystic Fibrosis (“CF”) kit became the first multiplexed human disease genotyping test, that is, a genetic test that is able to detect and identify multiple mutations simultaneously, in a single experiment performed in a clinical laboratory standard test tube, to be approved by the FDA as an IVD to help detect cystic fibrosis in the United States. The Tag-It™ CF kit is used to simultaneously detect and identify mutations and variants in the gene associated with CF (the CF transmembrane conductance regulator gene) in human blood specimens in order to determine CF carrier status in adults, as an aid in newborn screening, and in confirmatory diagnostic testing in newborns and children.

B. Business Overview, pages 17-22

33.
To the extent that you have not already done so, please describe all material terms of all material agreements and arrangements and file these agreements as exhibits. We specifically note the following agreements:

•	Purchase agreements with Mayo Clinic and Specialty Laboratories;

•
Supply agreements with LabOne, Inc., University of Medicine and Dentistry of New Jersey, Resurrection Health Care, Pharmacogenetics Laboratory of the University of Louisville, Laboratory Corporation of America Holdings and Quest Diagnostics

•	Development and supply agreement with Genzyme Corporation

•	Distribution agreements (Gamidor Diagnostics Ltd., products in Israel and ID-Tag-It™ RVP in Turkey)

•	Collaborations with Calgary Laboratory Services of the University of Calgary and Dr. Jim Mahony of McMaster University

•	Agreement related to companion test for Warfarin

•	OEM supply agreements with Maxxam Analytics and InterGenetics Incorporated

•	Supply agreement and partnership with Luminex

For each agreement, please disclose:

•	Each parties obligations, including, but not limited to, research and development funding obligations and obligations to defend patents;

•	Fees paid to date, including upfront payments, annual payments, royalties and milestone payments,

•	Aggregate potential milestone payments;

•	Existence of royalty provisions;

•	Term and termination provisions, including any penalties.

If you believe any of the agreements or relationships noted are not material, then provide us with an analysis supporting your determination.

With the exception of the agreements which have already been filed or are being filed as Exhibits to the 20-F, and the Company’s agreement with Genzyme Corporation, the Company does not believe that any of its other agreements are material to its business at this time. The Company has described the material terms of the agreements which has been filed or are being filed as Exhibits to the 20-F.  As well, the material terms of the Genzyme agreement can be found at page 15 of the 20-F amendment filed concurrently with this response letter, as follows:

The Company has also signed a development and supply agreement with Genzyme Corporation (“Genzyme”) which was amended in 2005, pursuant to which Genzyme agreed to assist in the development and validation of a custom CF product and to use such product for substantially all of its worldwide testing. The Company has since earned milestone revenue from Genzyme under the agreement. There are no research and development funding arrangements, no further potential milestone payments pending and no royalty provisions. Intellectual property remains with the original owner with joint inventions being jointly owned by both parties. The agreement has a four year period commencing from the effective date in 2005, with successive one-year renewal periods, and has customary termination provisions such as termination upon bankruptcy and non-performance. As a result, in 2005, Genzyme launched, in concert with the Company, the CFplus™ assay which now includes testing for 97 mutations. The Company believes the CFplus™ assay is currently the most complex commercial CF genetic test on the market as it targets 97 mutations associated with CF simultaneously, whereas competitive products target less than 40 CF mutations simultaneously.

While the Company’s agreement with Genzyme Corporation is material to the Company’s business, such agreement is of the type that ordinarily accompany the Company’s business and, as such, the Company considers it to be made in the ordinary course of business. Additionally, the agreement with Genzyme does not fall within one of the categories enumerated in Item 4(b) of the Instructions as to Exhibits of Form 20-F. Therefore, the Company does not propose to file the agreement with Genzyme Corporation as an Exhibit to the 20-F.

34.
To the extent you have not already done so, for patents that you license from other parties, describe the material terms of the license, including, but not limited to payment provisions, the existence of royalty provisions, exclusivity provisions, [obligations/rights to defend, and termination provisions]. We specifically note the agreements with the following parties:

•	Abbott Laboratories

•	EPIDAUROS Biotechnologie AG

•	Sirius Genomics Inc.

•	Roche

If you believe any of the agreements or relationships noted are not material, then provide us with an analysis supporting your determination.

The Company enters into various in-licenses with other parties in the ordinary course of its business in order to secure novel genetic markers which the Company’s products tests for. At the present time, the Company only considers its license agreements with Abbott Laboratories (“Abbott”) and Sirius Genomics Inc. (“Sirius”) to be material due to the amount of the license fees which the Company is paying to these entities.

The Company has thus revised the relevant disclosure in the 20-F amendment filed concurrently with this response letter at page 16 to provide brief summaries of the Company’s license agreements with Abbott and Sirius, as follows:

The continual acquisition of proprietary biomarkers is essential to the Company’s strategy to develop new, innovative and high-value products. During 2005, the Company announced that it had concluded a license agreement with Abbott Laboratories (“Abbott”) whereby the Company licensed from Abbott certain of its intellectual property in the area of, among others, human and pathogen genotyping. The non-exclusive license is worldwide, expires co-terminously with the associated patents and covers the Company’s current and future products in all fields of use. In consideration for the grant of license, the Company paid Abbott the non-refundable sum of U.S.$2 million in the following instalments: (i) U.S.$1 million on or about October 30, 2005, and (ii) U.S.$1 million on or about January 31, 2006. The license is fully paid up and no additional fees are required to be paid by the Company to Abbott nor are there any obligations or rights for the Company to defend the patents…

More recently, the Company announced on March 20, 2006 that it had signed an agreement with Sirius Genomics Inc. (“Sirius”) for an exclusive license to patents from Sirius for specific biomarkers related to drugs used to treat severe sepsis, a severe medical condition resulting from the immune response to a severe infection. The Company plans to incorporate the biomarkers into a genetic test which can be used to identify patients who are more likely to respond well to the two drugs currently used to treat severe sepsis, Xigris® and vasopressin. Under the terms of the agreement, the parties will share the development costs and the Company will provide an upfront payment of $4 million to be provided to Sirius in two equal instalments. The first instalment was paid on April 3, 2006 and the second instalment was due September 6, 2006 and management is currently in the process of obtaining an extension. These upfront payments will be repaid from net earnings on commercial sales of the sepsis test to be developed by the Company, with the remaining earnings shared equally by Sirius and the Company over the expected 20 year term of the agreement. The agreement terminates if the Company does not commercialize a product by June 30, 2007, upon insolvency of either party or a material unremedied breach or, in certain circumstances, upon early termination of the underlying license or upon one year’s notice once the underlying license expires at its term.  Under the agreement, each party has the right, but not the obligation to institute, prosecute and control any action or proceeding for infringement or misappropriation of any intellectual property owned or controlled by it.

35.
Please revise your disclosure to clearly explain your product. Currently, you state that it is a “proprietary universal tag system that allows for easy optimization, product development and expansion.” This description may be difficult for the average investor to understand.

The Company has revised the relevant disclosure in the 20-F amendment filed concurrently with this response letter at page 17 to explain how the Company’s product is a “proprietary universal tag system that allows for easy optimization, product development and expansion.”:

All products from the Company are based on the Tag-It™ Universal Array platform, which utilizes a proprietary universal tag system that allows various diverse genetic tests to be developed on to a single standardized platform for operating the tests, enabling easy optimization, product development and expansion. Products from the Company operate on the Luminex xMAP instruments, which enable the rapid production of flexible, high-throughput, low-cost DNA-based tests.

In addition, a detailed description of all the Company’s products may be found on pages 18 and 19.

36.	Throughout the registration statement, you make various statements regarding the regulatory status of your products. In particular, we note the following statements:

•
In May 2005, the Company’s Tag-It™ Cystic Fibrosis (“CF”) kit became the first multiplexed human disease genotyping test to be cleared by the FDA as an IVD for diagnostic use in the United States and how this is the first of its kind FDA approval on this test;

•	The Company is also focused on gaining regulatory clearance for ID-Tag™ RVP as an IVD and is undertaking validation studies to generate data for a FDA submission in the first half of 2006;

•
The Company’s Products are sold for investigational use only (“IUO”) within the FDA regulatory framework, allowing laboratories to compare the results achieved using their current technology with the results from the Company’s Products;

•	The Company’s ASRs are sold to high complexity laboratories certified under the United States Clinical Laboratory Improvement Amendments regulations (“CLIA”) within the FDA regulatory framework;

•	The data supporting these Products have been reviewed by regulatory authorities such as the FDA prior to being labelled as IVD;

•	Tests developed to date have allowed an FDA approved claim of 99.99%; and

•	Annual regulatory facility inspection.

Please revise your disclosure to clearly explain the regulatory status of each of your products and to provide an overview of the relevant regulatory process. For example, please explain the context surrounding the “first of its kind FDA approval” for the Cystic Fibrosis test. Why is it the first of its kind? What division of the FDA regulates the product? Describe generally the regulatory approval process for such type of products. What do you mean by “cleared by the FDA?” What type of FDA submission are you seeking for ID-Tag™ RVP? Which products are the ones that are sold for investigational use only? What does it mean to be for investigational use only? How are these products “within the FDA regulatory framework?” What are “high complexity laboratories?” Which products have been reviewed by the FDA prior to being labelled as IVD? What type of review is this? What type of FDA approval covers the 99.99% accuracy claim? What is the annual regulatory facility inspection and who conducts it?

Pursuant to the Staff’s comments, the Company has added the following section entitled “Government Regulations” at pages 21 to 22 of the 20-F amendment filed concurrently with this response letter to more clearly describe the U.S. regulatory regime for the Company’s products:

Government Regulations

In the United States, the Company is subject to regulation by the FDA under the Food, Drug and Cosmetic Act and other laws. The FDA regulates in vitro diagnostic products for human use and these products include reagents, instruments and systems intended for use in a variety of diagnostic applications. Medical devices are generally classified into one of three classes (i.e., Class I, II or III) on the basis of the controls deemed necessary by the FDA to reasonably ensure the safety and effectiveness of the product. Class I devices are generally subject to general controls (e.g., labeling, postmarket controls, Medical Device Reporting and adherence to Quality System Regulations, or QSR). Class II devices are generally subject to general and special controls (e.g., performance standards, premarket notification and postmarket surveillance). Class III devices are new technology or high-risk devices which must receive premarket approval by the FDA to ensure their safety and effectiveness (e.g., life-sustaining, life-supporting, and implantable devices or new devices which have been found not to be substantially equivalent to legally marketed devices). In other words, device classification depends on the intended use of the device and on the level of risk the device poses to the patient and/or user.

The Food, Drug and Cosmetic Act requires that medical devices introduced into the U.S. market, unless otherwise exempted, be the subject of either a premarket notification clearance, known as a 510(k), or a premarket approval, known as a PMA. A 510(k) is a pre-marketing submission made to FDA to demonstrate that the device to be marketed is as safe and effective as a currently legally marketed device through descriptive and performance data. A de novo 510(k) submission can be made for a new product for which there is no predicate (pre-existing comparable) device with which the product in question can be compared. In such a case, the FDA is required under the Act to initially deem the device as a Class III product (based on the fact that no predicate exists) but the manufacturer is provided the mechanism to seek reclassification of the device into a Class II. If a device is deemed to be a Class III product based on inherent risks associated with the product, then the manufacturer is required to seek approval under a PMA.

Within the FDA, the Center for Devices and Radiological Health (CDRH) regulates medical devices for their safety and effectiveness (assessed either through review of a 510(k) or PMA) and also regulates these devices in terms of compliance to all applicable regulations under Title 21 of the Code of Federal Regulations . More particularly, the Office of Device Evaluation and Safety in CDRH is responsible for the processing and review of 510(k) and PMA submissions for marketing clearance in the United States.

The Company has received 510(k) clearance for its Tag-ItTM Cystic Fibrosis Kit as a Class II / Special Controls product. In reviewing analytical and clinical data provided by the Company on the performance of the Tag-ItTM Cystic Fibrosis Kit, the FDA accepted that the Company’s label and advertising may contain the claim that the product is 99.99% accurate. The Company will be seeking 510(k) or PMA clearance for a number of its other products. In particular, the Company will be submitting a de novo 510(k) for classification as a Class II /Special Controls device for its ID-TagTM RVP.

The Company’s products may only be sold as IUOs until the Company’s products are cleared by the FDA as an IVD through the 510(k) or PMA process. IUOs are products for which the performance characteristics have not been established by the manufacturer and which are used by laboratories to determine the performance characteristics of the product prior to full commercial marketing. The IUO status allows the Company to sell its products to qualified laboratories under CLIA (Clinical Laboratory Improvement Amendments) for performance evaluations. The CLIA regulations establish quality standards for laboratory testing and an accreditation program for clinical laboratories. The regulations establish three categories of testing on the basis of the complexity of the testing methodology: waived tests, tests of moderate complexity, and tests of high complexity. Laboratories performing moderate or high complexity testing or both must meet requirements for proficiency testing, patient test management, quality control, quality assurance and personnel. High complexity laboratories may incorporate the Company’s ASRs (which are supplied without instructions for use or performance characteristics) in their “home brew” assays (i.e., laboratory developed tests) used for diagnostic purposes. Where the laboratories incorporate the Company’s ASRs in their “home brew” assay, it is the laboratories’ responsibility to develop a recipe for their test and to take responsibility for establishing and maintaining performance.

The FDA also has the authority to conduct annual facility inspections/audits of device manufacturers to determine compliance with current Good Manufacturing Practice (“cGMP”) requirements in the Quality System (“QS”) regulation. The current cGMP requirements set forth in the QS regulation by the FDA require that domestic or foreign manufacturers have a quality system for the design, manufacture, packaging, labeling, storage, installation, and servicing of finished medical devices intended for commercial distribution in the United States. The regulation requires that various specifications and controls be established for the design, development, manufacture and post-market surveillance of devices to help assure that medical devices are safe and effective for their intended use. All products sold as ASRs and IVD must be manufactured under cGMP.

37.	Please briefly describe the subject matter of your material patents and indicate which are owned by you and which are licensed.

The Company has revised the relevant disclosure at page 19 of the 20-F amendment filed concurrently with this response letter to include the following description:

The Company’s research investment over the years has resulted in the Tag-It™ Universal Array technology (Tm 100 and Tm 1000), as well as a number of ancillary technologies. Multiple patents have been filed in the United States and in other jurisdictions describing the Company’s technologies and their uses. The Company currently owns 47 patents/patent applications and has in-licensed or is in negotiation on 83 patents/patent applications in various jurisdictions. The Company considers its 18 owned patents relating to the Tm 100 and Tm 1000 Universal Arrays as its material patents, the subject matter of which covers the methods of designing and selecting polynucleotide sequences having desired properties and non-cross-hybridizing sets of polynucleotides and uses thereof.

D. Property, Plant and Equipment, page 22

38.
We note that you employ five individuals in the U.S. If the company leases or owns any property in the U.S. for these individuals, please consider whether you should add disclosure with respect to such U.S. property.

The Company does not lease or own any property in the United States for the five individuals it employs in the U.S. Accordingly, the Company does not believe that any additional disclosure is required with respect to U.S. property.

Item 5. Operating and Financial Review and Prospects, pages 22-37

39.
Your MD&A overview on pages 23-31 as currently written contains a detailed description of your business. In our MD&A Interpretive Release No. 34-48960 (December 2003), we explained that an MD&A overview should include “the most important matters on which a company’s executives focus in evaluating financial condition and operating performance and provide the context for the discussion and analysis of the financial statements” and that the overview should not be “a duplicative layer of disclosure.” For example, on pages 24-26 you discuss the market opportunity for your business. While there may be certain aspects of this discussion that are key to the company’s executives in evaluating the financial condition and operating performance, most of this discussion should be placed in your “Business Overview.” Please review and revise this section to:

•	remove any duplicative disclosure,

•	move the disclosure that describes the basics of your business to the “Business Overview” section of the registration statement, and

•	summarize the most important matters regarding the company’s financial condition and operating performance that provide the context for the rest of the MD&A.

The Company has reviewed and revised Item 5 disclosure from pages 26 to 37 of the 20-F amendment filed concurrently with this response letter to address the above comments.

Results of Operation for the Three Months ended March 31, 2006 Compared to the Three Months ended March 31, 2005, pages 31-32

40.	Please revise your disclosure to explain what you mean by “period charges.”

The Company has updated and revised the relevant disclosure to include the results of operation for the six months ended June 30, 2006 and to address the above comment in the 20-F amendment filed concurrently with this response letter at pages 28 to 30.

Results of Operations for the Financial Year ended December 31, 2005 Compared to the Financial Year ended December 31, 2004, pages 33-34

41.	Please revise your disclosure to explain why you expect to see a reversal in the increase of instrument sales.

The Company has revised the relevant disclosure at page 30 of the 20-F amendment filed concurrently with this response letter to include the following explanation:

Instrument sales have increased as a percentage of revenue, a trend that the Company expects to see reverse in 2006 as the Company continues to grow its Tag-it revenues by extending its customer footprint through adoption of additional product offerings to its existing customer base and by developing additional products including the ID-TagTM RVP. At June 30, 2006, instrument sales represented 7% of the total year-to-date revenues (June 30, 2005 - 11%) and 4% of the quarterly revenues (June 30, 2005 - 18%). This trend supports the Company’s expectation that instrument sales as a percentage of the Company’s total revenues will continue to decline.

Results of Operations for the Financial Year Ended December 31, 2004 Compared to the Financial Year Ended December 31, 2003, page 34

42.
Please revise your disclosure to include a discussion comparing standard reagent product margins and total margins for 2003 and 2004, or explain to us why you believe this discussion is not relevant for these periods as it is for the other periods you discuss in the MD&A.

The Company has revised the relevant disclosure at page 32 of the 20-F amendment filed concurrently with this response letter to include the following discussion:

In 2004, standard reagent product margins were approximately 60% as compared to such margins of approximately 53% in 2003 once commercial shipping began in the third quarter of 2003. Production scaling activities in the first quarter of 2004 related to bead coupling has produced low absorption of overhead costs relative to overall annual production plan in subsequent quarters. This has resulted in a period charge to cost of goods sold of for the year of approximately $920,000. Production scaling activities were undertaken in the first quarter to demonstrate manufacturing capacity in support of negotiations with large potential customers. Excluding this period expense, standard reagent product margins were approximately 60%. Standard reagent product margin is calculated by subtracting standard reagent cost of goods sold and genetic content royalties costs from reagent product sales. The result is then divided by reagent product sales for the period. Similarly, cost of goods sold in 2003 reflects the charge to the period of underutilized manufacturing capacity. In 2003, this resulted from the facility’s ramp to its normalized capacity. These scaling and start-up activities for 2004 and 2003 impacted the total margins which were approximately 27% and 13% respectively.

Liquidity and Capital Resources, pages 34-35

43.
We note your reference to working capital and cash, cash equivalents and short-term investments amounts of $6,119,009 and $5,013,110 at March 31, 2004. Please provide the amounts for December 31, 2004 as this is the period for which you have included a balance sheet.

The Company has revised the disclosure at page 33 of the 20-F amendment filed concurrently with this response letter, to include the relevant time period as follows:

Working capital at June 30, 2006 was $1,348,540 including cash and cash equivalents and short-term investments of $2,844,564, compared with $12,807,061 and $16,014,629, respectively as at December 31, 2005 and $6,119,009 and $5,013,160 respectively as at December 31, 2004.

44.	Please describe the material terms of your note with Laurus in this section.

The Company has revised the disclosure at page 33 of the 20-F amendment filed concurrently with this response letter to include the following description:

On November 23, 2005, the Company completed a debt financing comprising (i) a secured convertible term note (the “Note”) in the aggregate principal amount of U.S. $9.0 million maturing on November 22, 2008, and (ii) a common stock purchase warrant (the “Warrant”] exercisable for 738,723 common shares of the Company at a price of $2.61 per share and expiring on November 22, 2010. . The maximum number of common shares of the Company issuable upon conversion under the Note varies in accordance with the Cdn.$/U.S.$ foreign exchange rate in effect at the time of each repayment but, for example, is 3,844,252 common shares at an exchange rate of Cdn.$1.1067 per U.S.$1.00. The Company may repay the Note at any time upon 10 business days’ notice to Laurus for a premium equal to 130% of the principal amount outstanding at the time of such redemption. The Note bears daily compound interest at a nominal rate per annum equal to the greater of (i) the prime rate published in The Wall Street Journal from time to time, plus 2% (200 basis points), and (ii) 8.5%, in each case plus applicable withholding taxes. The interest rate on the Note will decrease by 3% (300 basis points), to a floor of 0%, for every 25% increase in the Company’s common share price above the “fixed conversion price” (as set out below). The Note is repayable in principal instalments plus interest over 32 months commencing in March 2006 (with payments of interest only commencing in January 2006). The fixed conversion price for the conversion of any principal amount outstanding under the Note from time to time is $2.39 (with respect to any principal amount that is less than U.S.$9.0 million and equal to or greater than U.S.$6.0 million), $2.61 (with respect to any principal amount that is less than U.S.$6.0 million and equal to or greater than U.S.$3.0 million) and $2.83 with respect to any remaining portion of the principal amount of the Note. Laurus has the right, but not the obligation, to convert all or any portion of the principal amount at any time and from time to time into common shares of the Company. Further details regarding the Note financing can be found under Item 9.A. “Offer and Listing Details”. Concurrently with the completion of this financing, the Company repaid the outstanding principal of $8,641,550 from its previous debentures. The repayment of the debentures has been accounted for as a settlement in accordance with EIC 88, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments.”

A complete description of the secured convertible note issued to Laurus Master Fund, Ltd. (“Laurus”) can also be found at pages 53-54.

45.
Please expand your disclosure as it relates to the financing from TPC. Please explain that the financing is recorded in your financial statements as long-term debt. Please also explain what you mean by the statement that the “investment is repayable by a modest royalty.” How does the royalty work? Is there a cap on the royalty amount that relates to the funds reimbursed? Since the royalty is the repayment for the financing, please disclose the terms of the “modest royalty.” Please describe TPC itself. Is TPC a group of private companies, investors or governmental entities? What do you mean by the statement that TPC is a “special operating program?”

Pursuant to the comments above, the Company has revised the relevant disclosure at page 34 of the 20-F amendment filed concurrently with this response letter to include the following description:

On December 12, 2003, the Company entered into an agreement with the Ministry of Industry of the Government of Canada under which the government will invest up to $7,300,000 of the Company’s $25,000,000 project to establish novel processes, capabilities and facilities relating to the development of several genetic tests. Funds are being advanced from Technology Partnerships Canada (“TPC”), a special operating agency of Industry Canada with a mandate to provide funding support for strategic research and development, and demonstration projects that will produce economic, social and environmental benefits to Canadians.

The project includes the construction and certification of a pilot scale manufacturing facility and development of a minimum of five genetic tests to regulatory standards. The project was undertaken in September 2002 and is expected to be completed by the end of March 2007.

The $7,300,000 investment represents 29.2% of the total forecast project value and is classified on the Company’s financial statements as long term debt. The actual investment received by the Company is predicated on eligible expenditures made over the project period. Eligible expenditures are submitted to TPC for claims processing and audit on a quarterly basis. The investment is repayable by a modest royalty at a rate of between 1% and 2.5% of the prior year’s sales over a multi-year period beginning in 2007. Aggregate royalty repayment will continue until a maximum of $9,750,000 has been repaid or until April 30, 2015, whichever is earlier. In December 2005, in accordance with the terms of the agreement, the Company issued 2,336,449 share purchase warrants to TPC. Prior to the issuance of warrants to TPC, contributed surplus was affected only on a pro-rata basis contingent upon the receipt of funds. Since the full amount of warrants were issued in December 2005, the balance of the Black-Scholes value of these warrants representing the proportion of the total amount of financing not yet advanced by TPC, has been reflected as an other asset, and will be amortized to contributed surplus on a pro-rata basis as the remaining funds are received. All amounts submitted for claims to date under the program have been reimbursed. During 2005, reimbursements of claims totalling $1,205,126 were received by the Company (2004 - $1,894,900). These claims represent reimbursable amounts expended to March 2005. In February 2006, the Company submitted a further claim for reimbursement of $551,384 (which was received by the Company subsequent to the end of the first quarter of 2006), reflecting project costs incurred to September 2005 and bringing the outstanding balance of the TPC funds received to $3,651,410. In the second quarter of 2006, the Company submitted a claim for reimbursements of approximately $652,000 to TPC which will bring the program current to March 31, 2006.

The program initially stated a project completion date of July 31, 2006. Management is currently in the process of obtaining an extension of the program and expansion of the projects that are deemed to be eligible expenditures under the program. Management is confident that the Company’s TPC agreement will be extended and that future claims to the full available loan will be recovered. If the Company were only able to submit claims up until July 31, 2006, the amount of the Other Asset after accretion for any claims submitted up to the project completion date would be reversed, with the corresponding charge to Contributed Surplus since this amount relates to warrants issued to TPC during fiscal 2005 based on the full value of the expected financing.

46.
We refer to your discussion regarding capital expenditures. Your current disclosure of some of the items is unclear. Please revise your disclosure to explain what you mean by “flexible executive seating arrangement,” “headcount related capital” and “the automation solution within R&D and technical support functions.”

The Company has revised its disclosure regarding capital expenditures at page 35 of the 20-F amendment filed concurrently with this response letter to include the following:

Capital expenditures for the year ended December 31, 2005 amounted to $1,920,071 (2004 - $2,047,155). The largest portion (31%) of the capital expenditures relates to Luminex xMAP™ instruments purchased to support the Company’s customer trial programs. When successful, the instruments are then available on a reagent rental basis, or for purchase, to those customers wishing to partake in either of these Company’s instrument placement programs. A further (18%) of the capital expenditure for the year relates to leasehold improvements. The Company worked to minimize these costs by employing a flexible executive seating arrangement which employs an open cubicle concept, thereby reducing costs normally required in a typical office environment, as well as negotiating leasehold inducement from the landlord. Under the agreement, the landlord provided an allowance of $168,680 towards the leasehold improvement of the premises as well as a period of rent-free use. The Company is amortizing this benefit and allowance over the lease term of three years and six months as a leasehold inducement. Finally, 19% of capital expenditures for the year was for headcount related capital such as furniture, fixtures and equipment including computer equipment, and 18% relating to automating the R&D process and expanding the technical support lab to further support the department’s customer training and product evaluation functions. The investment in these four initiatives (net of the leasehold inducement) aggregated $1,637,597 in 2005.

47.	Please revise your disclosure to quantify your current and long-term liquidity and capital needs.

The Company has revised the relevant disclosure at page 7 of the 20-F amendment filed concurrently with this response letter to include the following:

As at June 30, 2006, the Company had an accumulated deficit of $73,224,236 resulting from historical losses (as compared to $56,440,064 as at June 30, 2005). The Company’s net loss for the financial years ended December 31, 2005, 2004 and 2003 was $15,167,466, $11,838,498 and $7,808,889 respectively. Had the Company’s consolidated financial statements been audited by U.S. auditors, the report of the independent registered accounting firm included with our consolidated financial statements would have included an explanatory paragraph following the opinion paragraph regarding the Company’s ability to operate as a going concern. The Company has never generated a profit and cannot guarantee that it will generate profits in the future. If the Company does not generate profits in the future, it will require additional sources of financing to meet ongoing operational requirements as well as future expansions. As the Company is in the early stages of commercialization for its products, the Company’s ability to continue operations is uncertain and is dependent upon its ability to obtain sufficient financing and improve operating results.

The Company has revised the relevant disclosure at pages 33, 34 and 35 of the 20-F amendment filed concurrently with this response letter to include the following:

Working capital at June 30, 2006 was $1,348,540 including cash and cash equivalents and short-term investments of $2,844,564, compared with $12,807,061 and $16,014,629, respectively as at December 31, 2005 and $6,119,009 and $5,013,160 respectively as at December 31, 2004.

On August 15, 2006, the Company completed a private placement financing of unsecured subordinated debentures (the “Unsecured Debentures”), together with common share purchase warrants of the Company, for total gross proceeds to the Company of $6.24 million. The Unsecured Debentures carry an interest rate of 11% per annum with interest payable monthly in arrears and principal to be repaid in full at either 12 months from the closing date or within 30 days in the event of any cash infusion ( as defined in the Unsecured Debentures) that results in proceeds to the Company of $15 million. Should the Company receive any cash infusion less than $15 million it will repay a pro-rata portion of the Unsecured Debentures. The Company has the option to repay the Unsecured Debentures at any time prior to 12 months from the closing date without penalty. The Unsecured Debentures are subordinated in all respects to the Company’s existing secured convertible note to Laurus and related security and contain customary covenants. Subscribers also received 250 warrants per $1,000 principal amount of the Unsecured Debentures purchased for an aggregate total of 1,560,000 warrants. Each warrant is exercisable for one common share of the Company at an exercise price of $1.15 for the period expiring five years from the closing date. The warrants are subject to customary restrictions on resale under the applicable securities laws. Westwind Partners Inc. and Canaccord Capital Corporation acted as co-lead agents for this financing…

Since its inception, the Company has been financing its infrastructure and product development as well as its commercialization activities from public equity financing, debt and revenue from the sales of its products and licenses related to its technologies. The Company has also received funds from government agencies and from development agreements with Corporate partners. The Company expects revenue and margins from its existing products to continue to grow significantly quarter over quarter through 2006. The Company will also be investing in enhancing the regulatory status of its product menu, and undertaking significant marketing and sales efforts in the areas of PGx and infectious disease. In order to pursue its expanded regulatory drive, submit products for FDA certification in 2006, as well as open new markets for its RVP and sepsis tests, all the while continuing to serve its growing customer base, the Company foresees a need for growth capital in the future. Management remains responsive to market conditions and will seek additional capital from traditional sources or through strategic partnerships as opportunities arise.

Item 6. Directors, Senior Management and Employees, pages 37-50

B. Compensation, pages 40-44

Compensation of Directors, pages 40-41

48.
We note your reference to http://www.sedi.ca for information on options granted to the directors under the Share Option Plan. Please revise your disclosure in the registration statement to provide this information. Item 6.B. of Form 20-F requires disclosure of “the title and amount of securities covered by the options, the exercise price, the purchase price (if any), and the expiration date of the options.”

The Company has revised the relevant disclosure at page 40 of the 20-F amendment filed concurrently with this response letter to include the following table for non-executive directors :

The non-executive directors also received stock options during 2005 as follows:

Name	Number of Options	Exercise Price
John Frederick	1,320 220	$2.20 $2.00
Trevor Hawkins	7,500	$2.00
Paul Lucas	2,640 440	$2.20 $2.00
Michael Mueller	7,500	$2.00
Brad Popovich	2,640 12,440	$2.20 $2.00
Neil M. Reid	2,640 440	$2.20 $2.00

All options have a five-year term and expire in 2010.

In addition, the following information for Gregory C. Hines, an executive director, can be found at page 42:

Name	Shares Under Options Granted(1) (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Share)	Market Value of Shares Underlying Options on the Date of Grant (2) ($/Share)	Expiration Date
Gregory C. Hines, President and Chief Executive Officer	38,146 12,016	10%	$2.20 $2.00	$2.20 $2.00	January 5, 2010 August 18, 2010

Employment Agreements, page 44

49.
Please summarize the material terms of your employment agreements with executive officers naming each officer party to the agreement. To the extent you have not already done so, please file the agreements as exhibits to the registration statement.

The Company has included the following information regarding the materials terms of its employment agreements with executive officers under Item 6.B. of the 20-F amendment filed concurrently with this response letter at page 43:

    The Company has in place written employment agreements with  its Named Executive Officers, Gregory C. Hines, Alan Coley, Jim Pelot, Richard Janeczko and Jeremy Bridge Cook. For these Named Executive Officers and the Company, these agreements serve to document previously agreed rights, responsibilities and conditions of employment. Under these agreements, each Named Executive Officer is entitled to a base salary, and to participate in the Company’s bonus plan and Share Option Plan. In addition, each Named Executive Officer is entitled to receive severance pay in the event of a termination of his employment by the Company without cause or in the event of a termination by the Named Executive Officer of his employment with the Company for good reason as defined in each such applicable employment agreement. The amount of any such severance pay to be made by the Company to any such Named Executive Officer is determined pursuant to the terms of their applicable employment agreement and is dependent upon, among other variables, the length of service of the Named Executive Officer, consistent with such Named Executive Officer’s common law rights.

Each of the Named Executive officer is entitled to a payment of twenty-four (24) months severance upon the termination of their employment.

The Named Executive Officers are also subject to customary restrictive covenants pursuant to the terms of their employment agreements.

The Company has also included as an exhibit to the 20-F written employment agreements with Gregory C. Hines, President and Chief Executive Officer, and Alan Coley, Vice President of Operations, Jim Pelot, Chief Operating Officer  and Chief Financial Officer, Richard Janeczko , Chief Scientific Officer and Jeremy Budge-Cook, Senior Vice-President, Corporate Development.

E. Share Ownership, pages 48-49

50.
We note your use of the term “beneficially owned” in the table on page 48. The definitions in General Instruction F. of Form 20-F define beneficial owner to include “securities that the person has the right to acquire within 60 days.” Please revise the table, using footnotes, to disclose the number of shares each individual has the right to acquire within 60 days.

As per the comments above, the Company has revised the table at page 47 of the 20-F amendment filed concurrently with this response letter :

E.	Share Ownership

To the knowledge of the Company, the following tables indicate the number and percentage of Common Shares beneficially owned, controlled or directed by each of the directors and Named Executive Officers of the Company.

Director	Common Shares Owned(1)	% Owned of total issued and outstanding Common Shares(2)
John R. Frederick	490,391	1.02
Gregory C. Hines	466,041	n/a
Michael Mueller	320,500	n/a
Neil M. Reid	53,026	n/a
Paul N. Lucas	65,432	n/a
Bradley Popovich	42,608	n/a

Named Executive Officers	Common Shares Owned(1)	% Owned of total issued and outstanding Common Shares(2)
Gregory C. Hines	466,041	n/a
James E. Pelot	282,422	n/a
Richard A. Janeczko	198,399	n/a
Alan Coley	149,168	n/a
Jeremy Bridge-Cook	149,556	n/a

Notes:

(1)	Includes Common Shares purchasable by the director or Named Executive Officer within 60 days of September 8, 2006.

(2)	Other than John R. Frederick, each director and Named Executive Officer beneficially owns or exercises control or direction over less than one percent of issued and outstanding Common Shares.

51.
On page 48, you indicate that the Deferred Share Units “do not have a specific exercise price.” Please clarify this statement as it appears from the description of the plan on page 49 that the Deferred Share Units have no exercise price.

The Company has amended the reference to Deferred Share Units at page 50 of the 20-F amendment filed concurrently with this response letter to clarify that they indeed have no exercise price:

Notes:

(1)
In addition to the Common Shares issuable under the Share Option Plan, column (a) incorporates 228,354 DSUs earned by the directors of the Company under the Deferred Share Unit Plan, which securities have no exercise price

Item 7. Major Shareholders and Related Party Transactions, pages 50-51

A. Major Shareholders, stage 50

52.
Your major shareholder table on page 50 discloses persons or corporations who beneficially own more than 10% of the issued and outstanding common shares. Item 7.A.1. of Form 20-F, however, requires you to disclose the beneficial owners of 5% of more of each class of the company’s voting securities. Please revise the table accordingly.

The Company has revised the major shareholder table on page 50 of the 20-F amendment filed concurrently with this response letter to include the disclosure of beneficial owners of 5% or more of each class of the company’s voting securities, as follows:

To the knowledge of the directors and officers of the Company, as at August 25, 2006, the only persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, more than 5% of the issued and outstanding Common Shares are indicated below:

Name	Number and Class of Securities	Percentage of Class
Mackenzie Financial Corporation (“MFC”)	8,347,900 Common Shares	17.5%
Canadian Medical Discoveries Fund Inc. (“CMDF”)	7,250,183 Common Shares	15.2%

1  Includes Common Shares purchasable within 60 days of August 25, 2006.

53.
Based on your disclosure in footnote 8 to the financial statements on page F-13, it appears that Laurus may be a beneficial owner of more than 5% of your common stock. If so, please add Laurus to the major shareholder table.

Pursuant to the terms of the Laurus documentation, Laurus is not entitled to convert its notes or exercise its warrants to the extent that they, when added to the number of common shares of the Company otherwise beneficially owned by Laurus, including those issuable upon the exercise of convertible securities, warrants or options held by Laurus, would exceed 4.99% of the outstanding common shares of the Company at the time of exercise or conversion. The 4.99% ownership limitation automatically becomes null and void upon the occurrence and during the continuance of any event of default under the Laurus note or upon Laurus providing 75 days’ notice to the Company. As such, the Company does not believe that Laurus is required to be added to the major shareholder table.

54.
Item 7.A.2. of Form 20-F requires you to disclose “the portion of each class of securities held in the host country and the number of record holders in the host country.” Please revise your disclosure to include this information.

The Company has provided the relevant disclosure in the 20-F amendment filed concurrently with this response letter at page 51. as follows:

As at May 10, 2006, the Company is able to determine from the geographical analysis reports provided by the Company’s transfer agent, approximately 3.5% of the issued and outstanding Common Shares were held by 556 shareholders with addresses of record in the United States. A number of these shares are held in “street” names and may, therefore, be held by several beneficial owners.

B. Related Party Transactions, page 51

55.
Please disclose the interest rate on the debenture issued to CMDF in November 2004 as required by Item 7.B.2. of Form 20-F. Please also disclose the exercise price of the special warrants issued to CMDF in the same transaction.

The Company has revised the relevant disclosure at page 501of the 20-F amendment filed concurrently with this response letter to include the following:

To the knowledge of the Company, as at June 30, 2006, CMDF held 5,828,264 Common Shares in the capital of the Company, representing approximately 12.2% of the issued and outstanding capital of the Company on a non-diluted basis. In November 2004, CMDF subscribed for a secured debenture in the aggregate principal amount of $4,141,550 (“Debenture”). CMDF paid for the Debenture by (i) paying $2 million in cash, and (ii) acknowledging repayment of the then outstanding principal of $2,141,550 the Company owed to CMDF pursuant to a loan granted by CMDF in 2002. CMDF also received 673,141 special warrants in connection with its purchase of the Debenture. Each warrant is exercisable for one Common Share at an exercise price of $1.22. The Debenture, which bore interest at 12% per year, was repaid in November 2005 using proceeds the Company received from the issuance of the Note to Laurus.

Item 9. Offer and Listing Details, pages 51-53

56.
With respect to the Laurus note, you state that if “certain trading volume conditions have been satisfied, the Company is required to convert cash repayments under the Note into common shares.” Please revise your disclosure to clarify the operation of the note as described in this statement. For example, please describe the trading volume conditions and how the company will “convert cash repayments…into common shares.” Consider using an example for clarification.

The Company has revised the relevant disclosure at page 53 of the 20-F amendment filed concurrently with this response letter to clarify the operation of the Laurus note, as follows:

The Note is repayable in principal installments plus interest over 32 months commencing in March 2006 (with payments of interest only commencing in January 2006). The fixed conversion price for the conversion of any principal amount outstanding under the Note from time to time is $2.39 (with respect to any principal amount that is less than U.S.$9.0 million and equal to or greater than U.S.$6.0 million), $2.61 (with respect to any principal amount that is less than U.S.$6.0 million and equal to or greater than U.S.$3.0 million) and $2.83 with respect to any remaining portion of the principal amount of the Note. Laurus has the right, but not the obligation, to convert all or any portion of the principal amount at any time and from time to time into common shares of the Company. The Company is required to convert cash repayments under the Note into common shares (based on the then applicable fixed conversion price set out above) if the volume weighted average trading price of the Company’s common shares on the TSX for the five (5) trading days immediately preceding such repayment date is greater than or equal to $2.75, $3.00, and $3.25, with respect to each 1/3 principal amount of the Note the “Trading Price Condition”); provided, however, that the amount of such conversion does not exceed 25% of the aggregate dollar trading volume of the common shares for the 22 day trading period immediately preceding the applicable repayment date (the “Trading Volume Condition”). If the Trading Price Condition is satisfied but the Trading Volume Condition is not satisfied, the Company will convert into common shares only such part of the repayment amount that would permit the Trading Volume Condition to be satisfied and any part of such repayment amount that Laurus has not been able to convert into common shares by reason of failing to meet the Trading Volume Condition (or otherwise as a result of the ownership limitations set out below), shall be paid by the Company in cash at the rate of 102% of the repayment amount otherwise due.

. The number of common shares to be issued to Laurus where any principal amount is required to be converted into common shares of the Company, or upon Laurus’ exercise of its conversion rights, shall be the number determined by dividing the U.S.$ principal amount to be converted into common shares (converted into Cdn.$ at the U.S.$/Cdn.$ exchange rate in effect at the date of conversion) by the then applicable fixed conversion price.

57.
Please revise your disclosure to provide the amount of net proceeds of your December 19, 2005 public offering. We note that on page F-18, you have indicated the offering had financing costs of $1,151,001.

The Company has revised the relevant disclosure at page 54 of the 20-F amendment filed concurrently with this response letter as follows:

On December 19, 2005, the Company completed an offering of 5,600,000 common shares at $1.80 per common share for gross proceeds of $10,080,000. After deducting the financing cost of $1,151,001, the offering consulted in net proceeds to the Company of $8,928,999. The offering was conducted by way of a short form prospectus in Canada and pursuant to private placement rules in the United States. The underwriting syndicate was led by Canaccord Capital Corporation and included Versant Partners Inc. and Westwind Partners Inc.

58.	Please revise your disclosure to indicate if you will seek to list your common stock on another exchange. See Item 9.C. of Form 20-F.

The Company has revised the relevant disclosure at page 52 of the 20-F amendment filed concurrently with this response letter to include the following information:

On April 12, 2004, the Company listed its Common Shares on the Toronto Stock Exchange (“TSX”) under the symbol TMC… The Company has no current plans to seek a listing of the Common Shares on any other exchange.

Item 10. Additional Information, pages 54-60

A. Share Capital, page 54

59.	Please provide the information required as of the latest practicable date as well, as required by Item 10.A. of Form 20-F.

The Company has revised Item 10.A. at page 55 of the 20-F amendment filed concurrently with this response letter to include the required information, as follows:

The authorized share capital of the Company is comprised of an unlimited number of common shares and an unlimited number of preference shares. As of September 8, 2006, there were 47,715,224 common shares and no preference shares issued and outstanding which remains unchanged from the Company’s issued and outstanding capital as at December 31, 2005. Information regarding warrants, convertible obligations and other outstanding equity-linked securities can be found under Item 9.A “Offer and Listing Details”. In addition, shares may also be issuable under the Company’s Option Plan and Deferred Share Unit Plan, the terms of which are described elsewhere in this registration statement on Form 20-F. As discussed elsewhere in this registration statement, the Company consolidated its issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for every five (5) pre-consolidation Common Shares on July 11, 1997. The material provisions of the common shares and the preference shares are discussed below.

60.	Please also provide any other information in this section that is required by Item 10.A. of Form 20-F. For example, Item 10.A. also requires the following:

•	a reconciliation of the number of shares outstanding at the beginning and end of the year (Item 10.A.1.),

•	information with respect to warrants, convertible obligations or other outstanding equity-linked securities (Item 10.A.4.),

•	information with respect to options (Item 10.A.5.), and

•	history of share capital (Item 10.A.6.)

The Company has revised Item 10.A. at page 54-55 of the 20-F amendment filed concurrently with this response letter to include the required information. An excerpt of the revision can be found in the preceding response.

C. Material Contracts, page 57

61.
Please provide the required description of the material contacts in the text of the registration statement to the extent that you have not already done so. See Item 10.C. of Form 20-F. You may refer to other sections in the registration statement that describe the material contracts. It is not, however, appropriate to refer to the notes to the financial statements.

The Company has revised Item 10.C. at page 58 of the 20-F amendment filed concurrently with this response letter to include the required information as follows:

Other than the agreements which have been filed or are being filed as exhibit to this registration statement, the Company has not entered into any other material  agreements that are not in the ordinary course of business in the prescribed period and which are still in effect. Summaries of the Laurus note, TPC agreement, and the employment agreements, the Unsecured Debentures and the Luminex agreement  can be found  under Item 9.A. “Offer and Listing Details”. The "Employment Agreement" section under Item 6.B,  the "Universal Array" section under Item 4.B. "Business Overview" the Liquidity and Capital Resources" section under Item 5 "Operating and Financial Review and Prospectus" and "Related  Party Transactions" Item 7.B.

Notes to Consolidated Financial Statements

Reconciliation of Consolidated Balance Sheet, page F-26

[a] Long term debt, page F-27

(iv) Convertible Debentures, page F-28

62.
Please describe to us how you have complied with the transition provisions of SFAS 155, Accounting for Certain Hybrid Financial Instruments, with regard to your convertible debentures issued on November 23, 2005. Please reference the specific paragraph of SFAS 155 management relied upon to ensure the proper timing and method of adoption.

Paragraph 7 of SFAS 155 requires any difference between the carrying amount of the individual components of an existing bifurcated hybrid financial instrument and the fair value of the combined hybrid financial instrument to be recognized as a cumulative-effect adjustment to beginning retained earnings. As the convertible note was not issued to Laurus until November 23, 2005, no adjustment to opening retained earnings was required as at January 1, 2005, the date of adoption.

The Company relied on paragraph 6 of SFAS 155 which allows for early adoption as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period, for that fiscal year.

The Company had not issued any consolidated financial statements, including interim consolidation financial statements with a reconciliation to accounting principles generally accepted in the United States (US GAAP) prior to the filing of Form 20-F on June 8, 2006. Therefore, the Company believes that it is able to early adopt the provisions of SFAS 155 effective January 1, 2005 for our reconciliation of accounting principles to US GAAP.

(e) Allowance for doubtful accounts, page F-30

63.	Please quantify the allowance for doubtful accounts in accordance with Rule 5-02 (4) of Regulation S-X.

The Company has disclosed the amount of the allowance for doubtful accounts in note 23 (l) under “Reserves for Accounts Receivable” as the balance is not material in 2005.  It will be amended going forward to be shown on the face of the Balance Sheet.  This disclosure is located on page F-31 of the 20-F amendment filed concurrently with this response letter, as follows:

[l] Continuity of qualifying reserves In accordance with Article 12 of regulation S-X, the Company has set out details of the following reserves:

Reserve for Accounts Receivable	2005	2004
	$	$

Balance, beginning of year	21,116	-
Charged to costs and expenses	26,943	21,116
Deductions	(21,116)	-
Foreign exchange	(1,397)	-
Balance, end of year	25,546	21,116

Consolidated Financial Statement, as of March 31, 2006

Note 5. License Fee Advances, page F-38

64.
Please tell us how to intend to account for the co-development/co-promotional agreement with Sirius Genomics under Canadian and U.S. GAAP. Please specifically address the financial presentation of reimbursements of development costs between parties, recognition and presentation of your 50% interest in the net profit, and how you intend to account for the variable interest rate on the license fee advance.

The Company has updated and revised the relevant disclosure to include consolidated financial statements as at June 30, 2006 which provides disclosure as to the accounting under Canadian GAAP at pages F-38 to F-39, as follows:

Development costs incurred will be shared equally between the two parties. Sirius’ 50% portion of development costs will be recorded as a current receivable, with the credit applied to R&D and SG&A expenses in proportion to the basis of calculation. Commercialization costs incurred will be shared equally until such time as a product operating profit is generated, after which time they will be included in the calculation of net profit. The Company will pay a license fee advance to Sirius equal to 50% of the net profit on the commercialization of the products, which will be recognized as an intangible asset, with the credit applied to R&D and SG&A. Any such payments will be made to Sirius after recovery of the initial license fee advance plus accrued interest.

The $4,000,000 license fee advance bears interest on an annual rate at a floor of 10%, a ceiling of 25% and a rate between the floor and ceiling that varies in accordance with Sirius’ performance. Interest earned will be included in other financial income. The three month and six month periods ended June 30, 2006 included income of $nil and $48,767 related to interest on this license fee advance, respectively.

The Company anticipates filing an additional response letter that will address how it intends to account for the co-development/co-promotional agreement with Sirius under U.S. GAAP. The Company continues to work with its audit firm and other advisers to prepare the response to this question.

As requested in your comment letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, you may contact the undersigned (416-593-4323, ext. 228), Curtis Cusinato (416-869-5221) or Ian Putnam (416-869-5506).

Sincerely,

By:	/s/ James Pelot
James Pelot
Chief Operating Officer and Chief Financial Officer

cc:	Curtis Cusinato, Stikeman Elliott LLP
Ian Putnam, Stikeman Elliott LLP
Bill L. Demers, Ernst & Young LLP

Attachments

FDA News

FOR IMMEDIATE RELEASE	Media Inquiries: Julie Zawisza
P05-23	301 -827-6242
May 9, 2005	Consumer Inquiries: 888-INFO-F

FDA Approves First DNA-based Test to Detect Cystic Fibrosis

The Food and Drug Administration (FDA) today approved the first DNA-based blood test to help detect cystic fibrosis. The Tag-It Cystic Fibrosis Kit directly analyzes human DNA to find genetic variations indicative of the disease. The test will be used to help diagnose cystic fibrosis in children and to identify adults who are “carriers” of the gene variations.

“This test represents a significant advance in the application of genetic technology and paves the way for similar genetic diagnostic tests to be developed in the future,” said Daniel Schultz, MD, director of FDA’s Center for Devices and Radiological Health.

Cystic fibrosis is a serious genetic disorder affecting the lungs and other organs that often leads to an early death. It is the number one cause of chronic lung disease in children and young adults, as well as the most common fatal hereditary disorder affecting Caucasians in the United States. The disease affects about one in 2500-3300 Caucasian babies. Half of the people with cystic fibrosis die by the age of 30.

The Tag-It test identifies a group of variations in a gene called the “cystic fibrosis transmembrane conductance regulator” or CFTR gene that causes cystic fibrosis. FDA approved Tag-It based on a manufacturer study of hundreds of DNA samples showing that the test identifies the CFTR gene variations with a high degree of certainty. The manufacturer also provided FDA with a broad range of supporting peer-reviewed literature.

Since Tag-It detects a limited number of the more than 1300 genetic variations identified in the CFTR gene, the test should not be used alone to diagnose cystic fibrosis. Physicians should interpret test results in the context of the patient’s clinical condition, ethnicity, and family history. Also, patients may need genetic counseling to help them understand their test results.

The Tag-It Cystic Fibrosis Kit is manufactured by Tm Bioscience Corporation of Toronto, Canada.

####

A-1

Excerpt from page 6-7 of the 10-K filed by Quest Diagnostics Incorporated on February 28, 2006

“We believe that we are the world’s second largest provider of clinical laboratory testing performed in connection with clinical research trials on new drugs. Clinical research trials are required by the Food and Drug Administration, or FDA, and other international regulatory authorities to assess the safety and efficacy of new drugs. We have clinical trials testing centers in the United States and in the United Kingdom. We also provide clinical trials testing in Australia, Singapore and South Africa through arrangements with third parties. Clinical trials involving new drugs are increasingly being performed both inside and outside the United States. Approximately 50% of our net revenues from clinical trials testing in 2005 represented testing for GlaxoSmithKline plc, or GSK. We currently have a long-term contractual relationship with GSK, under which we are the primary provider of testing to support GSK’s clinical trials testing requirements worldwide.”

Excerpt from page 4 of the 10-K filed by Laboratory Corporation of America Holding on February 28, 2006

“Laboratory Corporation of America Holdings and its subsidiaries (the “Company”), headquartered in Burlington, North Carolina, is the second largest independent clinical laboratory company in the United States based on 2005 net revenues. Since the Company’s founding in 1971, it has grown into a national network of 36 primary laboratories and over 1,300 service sites, consisting of branches, patient service centers and STAT laboratories (which are laboratories that have the ability to perform certain routine tests quickly and report the results to the physician immediately). Through its national network of laboratories, the Company offers a broad range of clinical laboratory tests which are used by the medical profession in routine testing, patient diagnosis, and in the monitoring and treatment of disease. In addition, the Company has developed specialty testing businesses based on certain types of specialized testing capabilities and client requirements, such as oncology testing, HIV genotyping and phenotyping, diagnostic genetics and clinical research trials.“

Excerpt from page 5 of the 10-K filed by Laboratory Corporation of America Holding on February 28, 2006

“The clinical laboratory business is intensely competitive. There are presently two national independent clinical laboratories: the Company and Quest Diagnostics Incorporated (“Quest”), which had approximately $5.5 billion in revenues from clinical laboratory testing in 2005. In addition to Quest, the Company competes with many smaller independent clinical and anatomical laboratories as well as laboratories owned by hospitals and physicians."

B-1

Avian Flu a modest revenue generator currently

Sales of its reagents related to Avian flu-related diagnostics brought in US$1m in 2005. Currently we assume this could increase to US$5m in 2006 based on increased testing as the flu virus enters Europe.

Minor changes to 2006-7e EPS. 6% increase in 2008e EPS

Revenue forecasts are reduced slightly to reflect currency but Qiagen's natural hedge leaves EBIT largely unchanged. We do formally adjust earnings for stock option charges, taking US$0.015 off EPSe. UBSe lie in the middle of QGN's 2006e guidance (which excludes stock option charge). The 6% upgrade to 2008e depends on Qiagen's ability to develop customer base in molecular diagnostics and Applied Testing.

MDx and Applied testing drive growth, lifesciences slowing

As of Q405, revenues from MDx were 27% group sales, growing at 20%. Applied Testing is much smaller but growing faster. Lifesciences we consider a mid-single digit growth opportunity & we expect it to hold back sales growth & margins, leaving Qiagen very dependent on MDx & Applied Testing for double digit sales growth and 1 00-200bp per annum margin expansion.

Valuation: Raising PT to €12.5

We raise our PT to €12.5 (from €1 1), 24x our 2007e (stock option adjusted) EPS estimate of $0.59, broadly in line with the multiple implied by our price targets for US life science tool peers.

Martin Wales, PhD Analyst martin.wales@ubs.com +44-20-7568 8428	Derik De Bruin, Ph.D. Analyst derik.debruin@ubs.com +1-212-713 3964	Sven Zimmermann, PhD Analyst sven.zimmermann@ubs.com +44-20-7568 2067	This report has been prepared by UBS Limited

ANALYST CERTIFICATION AND REQUIRED DISCLOSURES BEGIN ON PAGE 8 1 UBS does and seeks to do business with companies covered in its research reports. As a result, investors should be aware that the firm may have a conflict of interest that could affect the objectivity of this report. Investors should consider this report as only a single factor in making their investment decision. Customers of UBS in the United States can receive independent, third-party research on the company or companies covered in this report, at no cost to them, where such research is available. Customers can access this independent research at www.ubs.com/independentresearch or may call +1 877-208-5700 to request a copy of this research.

Avian flu - potential impact on Qiagen

Qiagen stated that sales of its reagents related to Avian flu-related diagnostics brought in US$1 m of sales in 2005. Currently we assume this could increase to US$5m in 2006 based on increased testing as the flu virus enters Europe.

Diagnosing Avian Flu

The World Health Organisation (WHO) has provided guidelines for the diagnosis of the H5N1 (Avian flu) virus in man & other species
(http://www.who.int/csr/disease/avian_influenza/guidelines/avian_labtests2.pdf)

Initially, a standard antigen detection assay for the diagnosis of Influenza A should be attempted rapidly with other common respiratory infections excluded. Virus culture &/or PCR-based assays are also recommended subsequently. WHO guidelines are that -

“Any specimen with a positive result using the above approaches for influenza A virus and suspected of avian influenza infection should be further tested and verified by a designated WHO H5 Reference Laboratory”

The WHO has developed its own reagent kits for the identification of the H5 Antigen by immuno-fluorescence assay and by viral culture. Invitrogen, Corning and Sigma-Aldrich are the only named suppliers of reagents for these kits. It recommends the use of QIAGEN sample preparation (QiaAmp Viral RNA Mini Kit, UBSe US$3 cost per test) and PCR kit (Qiagen OneStep RT-PCR Kit (UBSe US$5 cost per test) for identification by PCR.

Theoretically, Qiagen could benefit from much more widespread testing were the disease to become capable of human-to-human transmission.

However, agencies recognise that current diagnostic tests have limitations. According to documents released by the US Department of Health and Human Services (HHS), “the influenza diagnostic tests that are currently available have limited sensitivity and specificity and are not able to discriminate between viral subtypes”. Consequently, the National Institute of Allergy and Infectious Diseases (NIAID; Bethesda, MD), a part of the National Institutes of Health (NIH), has been designated as one of the lead US government agencies involved in efforts to develop diagnostic tests for avian influenza. NIAID’s primary challenge is developing IVDs that can provide accurate results in a timely fashion.

“The current in vitro diagnostics (IVDs) for avian flu do work rapidly and can generate results within 30 minutes, but they exhibit a high rate of false-positives and false-negatives because they have difficulty distinguishing among the commonly circulating flu strains,” says David Cho, PhD, an influenza program officer at NIAID. “At the same time, while growing samples collected from infected patients in cell cultures is the gold standard, it takes about a week before a detectable amount of virus emerges.”

Consequently, a number of companies and public research organisations are developing a variety of tests based on technologies such as DNA micro-arrays to address these issues.

As such, whilst Qiagen is receiving some economic benefit from selling its reagents for diagnosis of Avian Flu, and should continue to do so, we believe it is much less clear-cut that it would be a substantial beneficiary should widespread testing of humans become necessary.

2006 and beyond

As usual, Qiagen presented a positive outlook for the business in 2006 at their results meeting in early Feb-06. Its core competency remains nucleic acid sample preparation (NAP) and the company is looking to take advantage of emerging trends and customer markets to drive growth.

The company’s strategy is to take advantage of three so-called “Megatrends” namely

   1.  standardisation & integration such that NAP becomes routine

2.	systems biology i.e. applying NAP to different biological systems from plasmids to cells

3.	dissemination i.e. NAP used in everything from academic research to molecular diagnostics to, ultimately, personalized medicine applications.

Main markets for NAP lie in three areas - Lifesciences, Molecyular Diagnostics & Applied Testing.

Molecular Diagnostics (MDx) played a major part in this. As of Q4, the company estimated sales for this use were annualising at EUR1 1 5m i.e. 27.5% of its business. With sales of consumables for research uses (Life Sciences estimated by Qiagen to be growing at mid-single digit levels, this has become the single most important value driver for the company as it positions itself as the sample preparation solution provider of choice for MDx and the only player manufacturing to cGMP standards. Qiagen also sees a substantial growth opportunity in Applied Testing i.e. pre-analytical (sample preparation) solutions combined with test kits for the forensics, veterinary, quality control, bio-defence areas. This is a small business area for Qiagen right now but the company estimates it is growing at >20%. The protein sample preparation business seems to have been de-emphasised, presumably reflecting the facts that it is a much more competitive area and Qiagen, despite having some high quality individual products, are sub-scale in this area.

Qiagen is developing capabilities, products and channels around its NAP platform and intends to develop, partner or acquire as necessary.

Within Life Sciences it developed over 50 new products which added some 4% to sales in 2005 and believes it has a strong pipeline for 2006. Furthermore, the company entered into ~15 new partnerships in 2005 bringing the total to over 50 and intend doing more in 2006. Furthermore, the company announced 6 new acquisitions over the last 12 months which should contribute some EUR12m to revenues, broadly neutral to earnings in 2006 (see below).

The key growth area of Molecular Diagnostics should see increased integration of key pre-analytical solutions with assays in 2006 following on from over 30 products launched, first 51 0ks granted and a dedicated sales channel built in 2005. Indeed the vast majority of sales in Molecular Diagnostics are direct with a sales force of over 40 reps. Qiagen also does some original equipment manufacture (OEM) yielding integrated regulatory (CE, FDA) approved products with pre-analytical and automation assays, products. It has 15 partners, >100 clinical trials utilising Qiagen products and >50 clinical trials utilising PreAnalytiX products. Qiagen sees itself as the #4 player in the US$2bn MDx market which is dominated by Roche (est. 27.5% market).

Qiagen now has 25 partnerships in MDx and is looking to add more in 2006. Furthermore, the artus and PG Biotech acquisitions (expected close Q206) adds product in this area and the Eppendorf 5-Prime acquisition, whilst in the sample preparation area immediately brings products sold for MDx use.

In Applied Testing, Qiagen is building a business with a dedicated sales channel. It has already shown its capabilities in developing solutions to testing for Avian Flu and we expect to see more in 2006 both in terms of in-house development, alliances and focussed acquisitions. Artus & PG Biotech already bring some applications that can be sold in this area.

M&A summary

Qiagen has made a total of 8 acquisitions in the last 12 months. Collectively, these acquisitions should bring some US$33m of sales in 2006e and, whilst essentially expected to be earnings neutral in 2006e, we believe these should be accretive from 2007e.

Table 1:Qiagen recent M&A summary

Source: UBSe, * to complete in 2006

Integration is apparently largely on track although product introduction has been delayed by 2 months at SuNyx.

Financial implications - changes to forecasts

Qiagen gave clear guidance for 2006 in Febuary, excluding acquisition, integration & restructuring related charges as well as amortisation on acquired intellectual property and equity-based compensation. This guidance, assuming currency exchange rates as of 31-Jan-06 is summarised below.

Table 2:Qiagen 2006 guidance summary

	2006
	Q1	Q2	Q3	Q4	FY
Consumables growth rate					14%
Instruments growth rate					9%
Revenues (US$m)	101-104	108-111	112-115	118-121	439-451
of which currency impact (US$m)					-8
Margins (as % sales) gross margin					70%
G&A					9-10%
S&M					26-28%
R&D					9-10%
Adjusted EBIT margin	23-25%	25-27%	26-28%	27-29%	26-28%
EPS (US$)	0.11-0.12	0.12-0.13	0.13-0.14	0.15-0.16	0.52-0.55

Source: Qiagen

Qiagen reiterated its longer term aim to improve adjusted EBIT margin by 100-200bp per year.

The company will also look to decrease working capital, to 155 inventory days & 54 receivable days by Dec-06. CAPEX was guided to 7-8% sales & Depreciation and Amortisation to 6% sales in 2006.

We have adjusted our forecasts to reflect US$ strength, although we only see US$8m hit to revenues in FY06e at current exchange rates, as well as company guidance. In reality this does not result in a significant change to our 2006-7 earnings forecast.

Table 3: Changes to forecasts (US$m)

	2006E	2007E	2008E
Revenues - new	444,386	488,349	541,897
Revenues - old	459,600	516,800	578,400
Adjusted EBIT margin - new	27.3%	28.7%	30.7%
Adjusted EBIT margin - old	26.5%	27.2%	28.6%
Qiagen Adjusted EPS - new	0.53	0.61	0.71
Adjusted EPS - inc. stock option charge - new ($)	0.52	0.59	0.70
Adjusted EPS - inc. stock option charge - old ($)	0.52	0.60	0.66
change (%)	-1%	-2%	6%

Source: UBSe

The uplift to 2008 appears significant but is very dependent on the MDx and Applied Testing business achieving critical mass & continuing to grow strong,

to offset the, currently, much larger & slower growing Life Sciences business. The risks to this would appear to be on the downside currently.

Valuation

Qiagen believes that it appropriate peer group sits between lifesciences consumables companies and molecular diagnostics players. However, with only a quarter of revenues coming from this source we remain to be convinced that this is the best peer group.

Table 4:Comparative valuation of Qiagen

	EV/EBITDA		P/E		eps growth
	2006E	2007E	2006E	2007E	2007E
Invitrogen	13	11.5	26	22.6	15%
Millipore	15.5	13.5	23.5	20.5	15%
Charles River Laboratories	7.1	8.8	20.5	17.9	15%
Affymetrix	25.6	17.9	67.1	38.6	74%
Whatman	10.4	9.0	16.7	13.2	27%
mean	14.3	12.1	30.8	22.6	29%
median	13.0	11.5	23.5	20.5	15%
Qiagen at target (EU R12.5)	15.0	13.0	29.0	24.7	18%
at current price (EUR12.4)	14.9	12.9	28.8	25.2	18%

Source: UBS estimates

On a UBS 3-stage DCF, fair value is EUR12 on our revised forecasts.

Consequently, we reset our PT to EUR12.5 at a slight premium to our revised DCF valuation and to the peer group median 2007e P/E, but reflecting the above median eps growth forecast for the company and hence higher P/Es than implied by our PTs for the peer group (not shown here).

Brief Q405 results review

Qiagen reported Q405 results in line with UBSe

Table 5: Qiagen Q405 forecast versus actual and year-on-year growth

	Q4'04a	Q4'05a	y-o-y growth	Q405e	% difference
Consumables	82,157	90,921	10.7%	92,157	-1.4%
Instruments	11,464	11,181	-2.5%	10,202	8.8%
other	1,911	2,243	17.4%	826	nm
Total revenues	95,531	104,345	9.2%	103,185	1.1%
Gross margin	67.3%	71.7%		69.6%	2.9%
R&D (% revenues)	9.9%	10.3%		9.2%	10.6%
Sales & Marketing (% revenues)	23.5%	23.8%		25.6%	-7.5%
G&A (% revenues)	10.2%	9.5%		10.4%	-9.4%
Restructuring costs	308	3383		3000
Adjusted op. margin	24%	28.6%		28.1%	-1.6%
net interest	-358	629		400	nm
Tax rate	29.4%	36.4%		38%	-4.6%
EPS adjusted (US$)	0.11	0.13	16.8%	0.13	0.8%

Source: Company data, UBS estimates,

Stronger instruments and other offset slightly weaker than expected consumables sales & a bigger currency hit than UBSe. Margins were slightly ahead of UBSe hence EPS was in line.

On a quarter-by-quarter basis we saw a strong end to the year in Instruments, an expected stronger quarter in Consumables hence growth in EPS

Table 6: q-o-q growth

US $m	Q3'05a	Q4'05a	q-o-q growth
Consumables	87,817	90,921	3.5%
Instruments	9,867	11,181	13.3%
Synthetic DNA	0	0
other	987	2,243	127.4%
Total revenues	98,671	104,345	5.8%
Gross margin	69.6%	71.7%
R&D (% revenues)	9.0%	10%
Sales & Marketing (% revenues)	24.4%	24%
G&A (% revenues)	9.7%	9%
Restructuring costs	299	3,383
Adjusted op. margin	27%	28%
net interest	261	629
Tax rate	34%	36%
EPS adjusted (US$)	0.12	0.13	6.8%

Source: Company data, UBS estmates

Qiagen estimates that on an annualised basis, some US$11 5m sales (27.5% sales) came from MDx.

■  Qiagen

Incorporated in the Netherlands, but managed from Germany, QIAGEN NV is the world's leading provider of kits and reagents used in nucleic acid purification and handling. The company offers more than 300 products worldwide. Consumables for nucleic acid purification account for approximately 75% of sales; synthetic DNA, 10%; instruments, 10%; and other, 5%. Over the past few years, QIAGEN has leveraged its strong brand name in nucleic acid isolation into related markets, including genotyping, molecular diagnostics, RNAi, Q - PCR, and gene therapy.

■  Statement of Risk

QGENF is incorporated under the laws of The Netherlands and substantial portions of the companies assets are held outside the U.S. Therefore, it may be difficult for investors to enforce rights affirmed under U.S. securities laws. Furthermore, there is no treaty between the U.S. and The Netherlands for mutual recognition and enforcement of judgments in either civil or commercial matters. Reductions in industry CAPEX and R&D spending, and lower government funding for the life sciences could negatively impact QGENF revenue growth. The biotechnology, life sciences tools, and genomics sectors are volatile. Therefore, this stock may be suitable only for those investors with a high tolerance for risk as part of a fully diversified portfolio. QGENF derives over 50% of its revenues outside the U.S., and many of its consumable products and all of its instrumentation are manufactured outside the U.S. Thus, foreign currency fluctuations can have a negative impact on earnings.

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UBS Investment Research: Global Equity Ratings Definitions and Allocations

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Companies mentioned

Company Name	Reuters	Rating	Price	Price date/time
Affymetrix Inc.2c,4b,18	AFFX.O	Reduce 2	US$31.13	13 Mar 2006 19:40 EST
Charles River Labs[18]	CRL.N	Buy 2 (RRD)	US$50.56	13 Mar 2006 19:40 EST

Qiagen

Company Name	Reuters	Rating	Price	Price date/time
Invitrogen Corp.2a,4a,6a,6b,7,13,18	IVGN.O	Buy 2	US$69.92	13 Mar 2006 19:40 EST
Millipore Corp.2b,5,18	MIL.N	Neutral 2	US$69.94	13 Mar 2006 19:40 EST
Qiagen[13,18]	QGEN.F	Neutral 2	€12.43	13 Mar 2006 23:45 GMT
Whatman4a,14	WHM.L	Neutral 1	282p	13 Mar 2006 23:45 GMT

Source: UBS. EST: Eastern standard time; GMT: Greenwich mean time.

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Qiagen (€)

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Qiagen

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October 2000

TABLE OF CONTENTS
Investment Rationale	5
Risk Factors	7
Critical Success Factors	8
Focus On Esoteric Testing	8
Breadth And Depth Of Testing	8
Scale	8
National Coverage	9
Broad Coverage In Local Markets	9
Laboratory Industry Overview	10
The Lab Market	10
Market Segments	13
Routine Clinical Testing Segment Overview	14
Anatomic Pathology Segment Overview	14
Esoteric Segment Overview	15
Industry Outlook	16
Accelerating Volume Growth	16
New Technologies	19
Infectious Disease Testing	20
Oncology Testing	23
Cardiology	28
Clinical Trials Testing	29
Tissue Banking	30
Patient-Driven Demand For Specific Tests	31
Aging Population	31
Improving Reimbursement	32
Managed Care	32
Medicare	35
Competition	38
Consolidating	38
Opportunities To Capture Share	41
Shifting Locus Of Care	42
Point-Of-Care Testing	43

Company Descriptions

Covered Companies	46
AmeriPath, Inc	46
Laboratory Corporation of America Holdings	47
Quest Diagnostics Incorporated	48
Monitored Public Companies	50
DIANON Systems, Inc	50
IMPATH Inc	50
MDS Inc	51
UroCor, Inc	51

Not FDIC insured
No bank guarantee
May lose value

October 2000
Exhibit

1.	Relative Stock Price Performance 6
2.	Estimated Clinical Laboratory Testing Market Share	11
3.	Publicly Traded Laboratory Service Companies	11
4.	Estimated Independent Laboratory Market Share	12
5.	Sources Of Revenue For Independent Laboratories	13
6.	Estimated Anatomic Pathology Company Market Share	14
7.	Estimated Esoteric Testing Market Share	15
8.	LaboratoryEvolution	16
9.	GrowthDynamic	17
10.	Major Laboratory Company Requisition Growth Rate (1996 - 2001 E)	18
11.	Selected N ear-Term Growth Opportunities	18
12.	Projected HIV Testing Market Growth (1997 - 2002E)	21
13.	Projected HCV Testing Market Growth (1997 - 2002E)	22
14.	Cancer Incidence Rate: By Age	23
15.	Breast Cancer Five-Year Survival Rate	25
16.	Breast Cancer Management	25
17.	Projected Population Aged 50 And Above (1990 - 201 0E)	31
18.	Average Revenue Per Requisition, Quest And LabCorp (1998 - 2001 E)	32
19.	Projected And Estimated HMO Premium Increases (1996 - 2000E)	34
20.	Projected HMO Medical Expense Increases (1996 - 2000E)	34
21.	Health Plan Enrollment By Plan Type (1988 - 2000)	35
22.	Medicare Revenue As Percentage Of Total Company Revenue	36
23.	Medicare Rate Changes For Anatomic Pathology (1997 - 2000)	37
24.	Concentration Of Revenue	38
25.	Consolidation: Mergers And Acquisitions (1993 - 1999)	40
26.	Laboratory Market Share (1993 - 1999)	41
27.	Inpatient And Outpatient Utilization (1993 - 1997)	42
28.	Technical Chart	45

                                                                                                                                October 2000

INVESTMENT RATIONALE

We believe that the clinical laboratory industry presents an attractive near-term and long-term investment opportunity. We expect the industry to experience accelerating volume growth and improved pricing for the next several years. Since the lab business has high fixed costs, this volume growth and pricing improvement should drive margin expansion and earnings growth.

•
Clinical laboratories are an increasingly important component of the health care delivery system. As the genetic roots of disease, disease progression, and treatment effectiveness are uncovered, the demand for sophisticated prognostic, diagnostic, and monitoring tests is increasing. Moreover, the role of laboratory testing is expanding beyond diagnosis into virtually every facet of health care delivery, including detection of genetically based health risk factors, evaluation of treatment options and effectiveness, and monitoring of patient health status.

•
We believe that industry growth will accelerate over the next decade. Demand will be driven by continued development of new tests and therapies, an increased link between diagnosis and therapy, changes in care protocols that emphasize testing, increased testing for infectious and genetic diseases and oncology, and the aging of the population. In par-ticular, we expect that developments in molecular genetics will lead to explosive growth in testing to determine whether specific therapies may be appropriate for specific pa-tients. We also expect an increase in patient-driven demand for specific tests (similar to the phenomenon experienced in the pharmaceutical industry).

•
We expect that pricing will continue to improve. Pricing improvements are being driven by a product mix shift towards more complex, higher-revenue tests, rate increases from managed care organizations, and a payment mix shift away from capitation towards fee-for-service. The rate increases and payment mix shift are attributable to the increased leverage of large lab companies, the acquisition of the most aggressive price competitor (SmithKline Beecham Clinical Labs), and continued increases in the premiums paid to managed care companies by employers.

•
The laboratory business is changing rapidly, creating an opportunity for companies with capital, management, and sophisticated business practices to capture market share and consolidate the industry. The industry is fragmented, with obvious opportunities for consolidation. It is difficult for small laboratories to compete against the larger national players as they typically have higher costs, less access to cutting-edge technology, limited service offerings, limited routes and access points, slower turnaround times, and less sophisticated clinical and financial information systems.

•
We believe that industry margins could expand due to favorable pricing trends, acceler-ating volume growth, and ongoing consolidation. Since the clinical lab business has high fixed costs, margins should expand significantly as testing volume increases and as ser-vices are consolidated into fewer labs.

October 2000

Exhibit 1

_____U.S. Bancorp Piper Jaffray Diagnostic Services Index ____S&P 500 Composite
Source: U.S. Bancorp Piper Jaffray

October 2000

RISK FACTORS

•
Hospital Competition—In recent years, many hospitals have tried to expand their labora-tory testing services in an attempt to offset declining admissions and reimbursement for inpatient care. In 1999, hospital-based laboratories accounted for more than 50% of the laboratory tests performed in the United States. Increased competition from hospitals could lead to slowing volume growth or price competition for some laboratory compa-nies.

•
Point-Of-Care Testing—In the future, new technologies may make it possible to adminis-ter more laboratory tests at the point of care (e.g., by a nurse at the hospital bed or in the doctor’s office), without the need for a clinical laboratory. It is possible that point-of-care testing could reduce the market for certain routine tests that could be performed more expediently by hospitals and physicians.

•
Government Reimbursement—Most lab companies derive a significant portion of their revenue from government sources, including Medicare and Medicaid. While the risk of near-term reimbursement cuts appears to have diminished significantly, long-term pric-ing trends are much less predictable, and are subject as much to politics as they are to the laws of supply and demand.

October 2000

Focus On Esoteric Testing	We believe that several critical success factors distinguish companies that are best positioned to compete in the laboratory services market.

The esoteric testing segment represents the fastest-growing, highest-margin component of the laboratory market. More importantly, esoteric testing capabilities position companies to capitalize on exciting new growth opportunities including new test development, genomics, clinical trials, and infomatics. We believe that companies with esoteric testing capabilities may have the opportunity to partner with academic research institutions and biotechnology companies that are developing new diagnostic tests and therapies.

Breadth And Depth Of Testing
Breadth and depth of testing is a competitive advantage with those physicians and hospitals that are inclined to use a laboratory partner that can meet all of their testing needs, as opposed to contracting with multiple providers for multiple tests. For some physicians and hospitals, a lab’s breadth and depth of testing within a specialized segment (e.g., oncology) may be an important criterion in making referral decisions. The ability to provide comprehensive services can also be a competitive advantage in securing managed care contracts.

Scale
Clinical specimens are often portable. As a result, laboratory companies can capture referrals from a broad geographic area while centralizing testing in a small number of facilities. This is especially true for esoteric testing. This centralization enables companies to achieve economies of scale and expertise for a broad number of tests.

There are obvious economies of scale to the clinical lab business. As a result of these economies of scale, larger labs are able to compete as low-cost providers. In some instances, these companies are able to provide services at such a low cost that hospitals make more money outsourcing their lab business than they do retaining the business in-house.

October 2000

National Coverage
National providers may be able to negotiate national payor contracts with large managed care organizations. While health care is still very much a local market business, these national contracts can reduce administrative costs, improve pricing, and generate pull-through fee-for-service business. National companies may also be able to negotiate more favorable deals with medical technology companies, helping to ensure that they have favorable cost structures and that they remain on the leading edge of developing technologies.

Broad Coverage In Local Markets
Patient access to testing is a key point of differentiation for routine clinical laboratory business. Most hospital laboratories have a single testing location (or a handful of localized locations). Companies with multiple points of access within a market are well-positioned to capture physician referrals. Geographic coverage may also make companies attractive to managed care providers who seek to have a broad delivery network.

October 2000

LABORATORY INDUSTRY OVERVIEW

Laboratory testing is a critical component of the health care delivery system. Laboratory tests are used to detect, diagnose, and monitor diseases and other medical conditions. Testing is also used to evaluate treatment options and effectiveness and to monitor patient health status. Laboratory testing influences the majority of health care delivery and spending decisions in the United States.

Laboratory testing involves the analysis of bodily fluids (such as blood or urine), tissues, and cells. There are thousands of different lab tests, ranging from simple blood analysis to sophisticated techniques involving the replication of highly complex DNA.

Lab tests are typically ordered by a physician on behalf of a patient. The specimen to be tested may be collected from the patient during surgery (biopsy), at the doctor’s office, at an outpatient service center, or even at home. Since specimens are often transportable, the actual testing can typically be performed at off-site facilities, away from the point of care and the point of collection.

Labs are typically paid based on a fee schedule for specific tests or panels of tests, although in certain instances a lab may be capitated (paid a fixed amount per member per month for all laboratory services provided to a specific and defined population). As with much of health care, the customer referring the business is not necessarily the customer paying for the business.

TheLab Market	We estimate that the U.S. market for laboratory testing is approximately $30 billion to $35 billion.

Laboratory testing is typically provided in one of three settings: a hospital-based laboratory, an independent clinical laboratory, or a physician office-based laboratory. Hospital-based laboratories account for approximately 60% to 65% of the market, independent clinical laboratories account for approximately 25% to 30% of the market, physician office-based labs account for 7% to 8%, and other lab facilities such as ESRD centers and home health agencies account for the remaining share.

October2000

Exhibit 2

ESTIMATED CLINICAL LABORATORY TESTING MARKET SHARE (% of Revenue)

Source: CLIA Data and Washington G-2 Reports

There are thousands of independent clinical laboratories, physician office-based laboratories, and hospital-based laboratories in the United States. However, most of these labs are small, local providers with limited scale. There are approximately 12 large-scale national or regional independent clinical laboratory companies in the United States. These 12 companies generate approximately 81% of the revenue of independent clinical labs. There are eight publicly traded independent laboratory service companies, including six of the top 12 lab companies.

Exhibit 3

PUBLICLY TRADED LABORATORY SERVICE COMPANIES

COMPANY	TICKER	MARKET CAPITALIZATION (8/28/00) ($ Millions)	1999 REVENUE ($ Millions)
Quest Diagnostics Incorporated	DGX	$5,898.5	$3,294.8
Laboratory Corporation of America Holdings	LH	3,984.0	1,698.7
IMPATH Inc.	IMPH	609.8	85.4
AmeriPath, Inc.	PATH	302.5	232.8
DIANON Systems, Inc.	DIAN	287.8	76.1
LabOne, Inc.	LABS	66.3	119.7
UroCor, Inc.	UCOR	62.3	45.5
Bio-Reference Labs, Inc.	BRLI	11.2	53.9
Source: U.S. Bancorp Piper Jaffray and Company Reports

October 2000

The two largest independent laboratory companies, Quest and LabCorp, control approximately 62% of the independent lab market. The next largest competitor has less than 5% market share. However, some of the smaller companies are focused on niche markets (such as anatomic pathology, esoteric testing, oncology, or urology) and have more significant shares of the niches than they do of the overall market.

Exhibit 4

 ESTIMATED INDEPENDENT LABORATORY MARKET SHARE (% of Revenue)

Source: U.S. Bancorp Piper Jaffray Estimates and Company Reports

Independent laboratories generate referrals from physicians, hospitals, insurance companies, government agencies, and large employers. While the lab selection is typically influenced by the referring physician, the choice of lab may also be determined by hospital, insurance, or employer contracts.

October 2000

According to data provided by the Washington G-2 reports, independent labs generate approximately 71% of their referrals from physician offices, 17% from hospitals, and 12% from nursing homes and other health agencies. This referral breakout can vary dramatically between laboratories and companies.

Exhibit 5

SOURCES OF REVENUE FOR INDEPENDENT LABORATORIES

Source: U.S. Bancorp Piper Jaffray and Washington G-2 Reports

Market Segments
 The laboratory services market can be divided into three primary segments: routine clinical testing, anatomic pathology testing, and esoteric testing. Clinical testing is the evaluation of bodily fluids such as blood or urine. Anatomic pathology testing is the evaluation of tissue and cells by specialist physicians (pathologists) and technologists. Esoteric tests are complex procedures (such as DNA analysis, tumor markers, and cancer profiles) that require sophisticated equipment and personnel to perform.

The routine clinical testing segment is by far the largest segment of the market. We estimate that annual expenditures for routine testing are approximately $25 billion to $30 billion. We estimate that expenditures for anatomic pathology testing and esoteric testing are approximately $3.0 billion to $3.5 billion and $2.5 billion to $3.0 billion, respectively.

Anatomic tests often generate higher revenue and margins than routine clinical tests. Esoteric tests typically have higher revenue and margin than routine tests (clinical or anatomic).

Of the large national independent clinical labs companies (public and private), Quest Diagnostics, LabCorp, Unilab, Mayo Medical Labs, Dynacare, and ARUP Labs provide services in all three market segments. AmeriPath, AML, and DIANON are primarily focused on anatomic pathology (although they do perform esoteric testing for that market). UroCor is focused exclusively on the urology market (both anatomic and clinical), and IMPATH is focused exclusively on the oncology market (both anatomic and clinical). Specialty Laboratories is focused exclusively on esoteric testing. LabOne is focused on the insurance testing market.

October 2000

RoutineClinical Testing Segment Overview
The vast majority of laboratory business is made up of routine clinical testing. Routine clinical tests are evaluations of bodily fluids such as blood and urine. Routine tests are frequently performed using standardized diagnostic kits manufactured and distributed by diagnostic product companies. As a result, the tests can be performed by most independent, hospital-based, and physician-based laboratories. Some common routine tests include: pap smears, cholesterol tests, pregnancy and prenatal tests, glucose monitoring, and basic blood chemistry panels.

Routine tests are often automated and generally do not require the participation of physicians or highly skilled laboratory technicians. As a result, there can be substantial economies of scale in the routine testing business. Routine clinical tests typically have lower prices and lower margins than more complex anatomic and esoteric tests.

Anatomic Pathology Segment Overview
Anatomic pathology is the examination of tissue (biopsy) and cells (cytology) by specialist physicians. These physicians, known as pathologists, assist other physicians by establishing a definitive diagnosis of specific diseases. Pathology subspecialties include dermatopathology (skin disease), hematopathology (blood, bone marrow, and bone), immunopathology (immune system), and cytopathology (cells).

Approximately 66% of anatomic pathology procedures are performed at inpatient hospital laboratories. The remaining procedures are performed at independent laboratory facilities. Since specimens are often transportable, outpatient anatomic pathology labs can provide service to a regional, or even national, base of customers.

The market for anatomic pathology is highly fragmented. We estimate that there are approximately 11,000 practicing pathologists in approximately 3,000 practices in the United States. We estimate that the top seven regional or national providers currently have approximately 29% market share. This estimate includes revenue from managed hospital laboratories.

Exhibit 6

ESTIMATED ANATOMIC PATHOLOGY COMPANY MARKET SHARE (% of Revenue)

Source: U.S. Bancorp Piper Jaffray and Company Reports

October 2000

Esoteric Segment Overview
Esoteric tests are complex procedures that require sophisticated equipment and personnel to perform. Since commercial testing kits are generally not available for esoteric tests, laboratory companies typically need to create their own proprietary assays to conduct these tests. Most hospital and independent clinical laboratories do not have the capability to perform many of these esoteric tests. As a result, these tests are referred out to larger esoteric testing providers. Esoteric tests typically generate both higher revenues and higher margins than routine tests.

The line between esoteric and routine testing is difficult to define. Tests that are at first esoteric often become routine over time. However, based on surveys of laboratory and diagnostic product companies, we believe that the market for esoteric testing is approximately $2.5 billion to $3.0 billion, with spending growing at 5% to 8% per year. The market for super-esoteric testing (the most complex tests) may be growing at a much faster rate. We project that esoteric testing volume growth will accelerate due to the continued introduction of new technologies, therapeutic advances (which drive the demand for new tests), and developments in genomics.

While there are approximately 50 to 60 laboratories performing esoteric testing, the top six providers make up over 40% of the market.

Exhibit 7

  ESTIMATED ESOTERIC TESTING MARKET SHARE (% of Revenue)

October 2000

INDUSTRY OUTLOOK

Accelerating Volume Growth
 We estimate that total expenditures for clinical laboratory services are currently growing at approximately 5% to 10% per year. We anticipate that the industry growth rate will accelerate over the next decade due to continued development of new technologies and therapies, an increased link between diagnosis and therapy, changes in care protocols which emphasize new diagnostic tests, increased testing for infectious and genetic diseases and oncology, and the aging of the population (older people generate more tests).

We believe that the number of new tests introduced to the market will continue to accelerate due to advances in science and technology. In particular, developments in genomics are having, and will continue to have, a radical impact on the clinical laboratory industry. As the genetic roots of disease, disease progression, and treatment effectiveness are uncovered, the demand for sophisticated prognostic, diagnostic, and monitoring tests is increasing. Moreover, the role of laboratory testing is expanding beyond diagnosis into virtually every facet of health care delivery, including detection of genetically based health risk factors, evaluation of treatment options and effectiveness, and monitoring of patient health status.

Exhibit 8

  LABORATORY EVOLUTION

Source: U.S. Bancorp Piper Jaffray

October 2000

We expect that scientific developments (especially in molecular genetics) will lead to explosive growth in testing to determine whether specific therapies may be appropriate for specific patients. This process of identifying the genetic basis for drug receptivity is typically referred to as pharmacogenomics. Pharmacogenomic advances are already having a significant impact in the specialties of oncology, infectious disease, and genetics.

New tests tend to generate higher revenue and margins. While the majority of new tests will be of small volume, some tests, such as genotyping and viral load testing for the human immuno deficiency virus (H IV) and the hepatitis C virus (H CV), monolayer and HPV testing for cervical cancer diagnosis, genetic tests, and cancer markers such as the Herceptest for breast cancer, could have a significant impact on growth going forward.

While diagnostic breakthroughs typically precede therapeutic advances, the presence of new therapies can stimulate the demand for testing. We believe that therapeutic advances that create new and improved treatments for diseases such as cancer, AIDS, and hepatitis C will drive demand for testing.

Exhibit 9

 GROWTH DYNAMIC

Source: U.S. Bancorp Piper Jaffray

Exhibit 10

 MAJOR LABORATORY COMPANY REQUISITION GROWTH RATE (1996 - 2001 E)

Source: U.S. Bancorp Piper Jaffray Estimates and Company Reports

While the genomic-based advances may not have a substantial impact on testing volume growth for several years, we believe that the adoption of new tests and the presence of new therapies could drive significant growth in several markets in the near term.

Exhibit 11

 SELECTED NEAR- TERM GROWTH OPPORTUN ITI ES

Market	Estimated Market Size	Estimated Market Potential	Growth Opportunity
HIV: viral load, genotyping, and phenotyping	$340,000,000	$450,000,000	$110,000,000
HCV: quantitative, qualitative, and genotyping	$230,000,000	$300,000,000	$70,000,000
Pap test: conversion to monolayer	$790,000,000	$1,000,000,000	$210,000,000
HPV: adoption for ASCUS	$45,000,000	$230,000,000	$185,000,000
CRP (cardiology)	$20,0000	$400,000,000	$399,980,000
Prostate biopsies	$250,000,000	$750,000,000	$500,000,000
Total	$1,655,020,000	$3,130,000,000	$1,474,980,000

Source: U.S. Bancorp Piper Jaffray
Note: Pap, HPV, and CRP growth estimates do not incorporate growth in overall population, aging of the population, or growth in the number of people with cancer

October 2000

New Technologies	Clinical laboratory testing has been, and will continue to be, dramatically impacted by the introduction of sophisticated new technologies that enable more precise and timely diagnosis and prognosis.

Perhaps the most significant innovation of the past decade was the introduction and proliferation of polymerase chain reaction (PCR) technology. PCR facilitates the diagnosis and characterization of disease by quickly and accurately replicating targeted sequences of genetic material. This replication enables laboratories to directly evaluate genetic material, which in turn enables earlier and more precise detection of active disease or predisposition to future disease.

PCR technology is incorporated in significant numbers of diagnostic tests. We estimate the current market for this type of molecular diagnostic testing to be approximately $520 million. We project that the market could grow to approximately $800 million to $900 million by 2005, principally due to growth in infectious disease testing. While the acceptance of PCR primarily has been confined to infectious disease testing, new applications for other diseases and conditions are likely to be developed. Applications in oncology and genetics could create a larger market and a higher growth rate than we have projected.

PCR technology has been a launching pad for a number of new diagnostic technologies that could radically transform the nature of testing over the next decade. The fastest-growing PCR-based diagnostic application is viral genotyping. Viral genotyping is used to detect genetic mutations that may indicate that a virus will be resistant to specific therapies or help to determine the course of treatment. The genotyping market is currently made up primarily of genotyping for HIV and HCV, which accounts for approximately 90% of all genotyping performed today. We estimate that the market for HIV and HCV genotyping is approximately $80 million to $100 million, with a near-term growth rate of approximately 50% per year or higher.

Over the next decade, we expect that genotyping will be integrated into drug development and clinical decision making for a much broader range of disease states. This expansion will be driven by the identification of a large number of single nucleotide polymorphisms (SNPs). SNPs are essentially variations in the fundamental genetic components (nucleotide bases) of individuals. These differences can be related to disease susceptibility, severity, and progression, and to responsiveness to therapy. Since SNPs influence disease progression, the ability to identify SNPs will make it possible to identify potential disease states earlier and with greater sensitivity than is currently possible. Over time, the identification of SNPs may enable researchers to identify versions of genes that increase the risk of disease and to develop therapies based on those genetic differences.

One of the fastest growing new technologies is phenotyping. While genotyping identifies genetic mutations, phenotyping determines how such mutations respond to specific environmental factors. Most importantly, phenotyping is used to determine whether a virus is resistant to a specific therapy as a consequence of a genetic mutation. Although the market for phenotyping is currently quite small (since the technology is relatively new), we expect that it could grow dramatically over the next decade. The growth will be driven by the introduction of additional therapies and by the fact that phenotyping provides a more precise method for predicting therapeutic response.

October 2000

Infectious Disease Testing
The demand for complex infectious disease testing is expected to grow at a rapid pace for the next several years, driven by the development of new tests as well as the availability of new therapies to treat AIDS and hepatitis C. AIDS and hepatitis C are viral infectious diseases that can be incurable and lethal. Patients with these diseases can undergo prolonged courses of treatment, which necessitates ongoing lab testing. The current treatments for these diseases are inadequate due to limited efficacy, poor compliance, or the emergence of viral resistance. These problems also drive the demand for testing.

We estimate that more than 900,000 Americans are infected with HIV and that more than 30 million are affected worldwide. Four million of the world’s 125 million H CV carriers live in the United States.

HIV
We anticipate rapid growth in resistance testing for HIV, the virus that causes AIDS. Resistance testing is used to determine whether specific viral strains are resistant to specific therapies.

The demand for resistance testing is being driven by an increase in the number of patients being treated and by treatment limitations. These limitations include: high rates of viral breakthrough (HIV can rapidly mutate and develop resistance to specific therapies), increasing frequency of primary transmission of resistant viral strains, and the complexity of current treatment protocols. Since particular strains of HIV are resistant to particular drugs and since patients may develop new, drug-resistant strains of the virus during the course of treatment, patients must be tested to determine whether specific “drug cocktails” will be effective.

Today, genotyping is the most common technology employed for resistance testing for HIV. Genotyping is a technology for detecting genetic mutations that may trigger resistance to certain therapies. Over time, we expect that another technology, phenotyping, will become a standard application for HIV resistance testing. Phenotyping is used to more precisely determine whether a virus is resistant to a specific therapy as a consequence of a genetic mutation.

Resistance testing for HIV was first introduced in mid-1997. In November 1999, the Federal Drug Administration (FDA) held open public meetings to discuss the potential role of resistance testing in the development of anti-HIV drugs. At the meetings’ conclusion, the Chair of the Antiviral Drugs Advisory Committee offered an apparent endorsement of such testing. On January 28, 2000, the Panel on Clinical Practices for the Treatment of HIV Infection updated its HIV treatment guidelines for adults and adolescents. The updated guidelines endorse the use of resistance testing in certain circumstances. In May 2000, the International AIDS Society issued a consensus statement in the Journal of the American Medical Association (JAM A) indicating that resistance testing should be incorporated into patient management in certain settings. More recently, state Medicaid programs and managed care organizations have improved reimbursement policies to cover resistance testing.

While the efficacy and role of resistance testing are still being hotly debated, the long-term market potential could be significant. In the United States, AIDS is the second leading cause of death among people aged 25-44. There are approximately 900,000 people infected with HIV in the United States and the infected population may be growing at 5% to 10% per year. Before the development of protease inhibitors, there were very few treatment options for people with HIV or AIDS, and only about 7% of the infected population was in treatment. However, with the development of advanced therapeutics, the number of treated cases is expected to grow annually by approximately 8% to 9% from a current base of approximately 350,000. Each treated patient could be tested once per year, through either phenotyping or genotyping. Labs charge approximately $350 per test for genotyping and $500 to $800 per test for phenotyping. We project that the market for resistance testing could grow from approximately $175 million today to approximately $230 million by 2002, and that the overall market for complex HIV testing could grow from approximately $340 million to approximately $450 million during that same time period.

Exhibit 12

 PROJECTED HIV TESTING MARKET GROWTH (1997 - 2002E) ($ in Millions)

Source: U.S. Bancorp Piper Jaffray Estimates and Company Reports Note: Includes viral load, genotyping, and phenotyping

October 2000

HCV
We believe that we could see a similar growth in advanced testing for HCV. HCV is the most common chronic blood-borne infection in the United States. HCV can lead to chronic liver disease, which can be fatal. In addition, it is estimated that HCV contributes to approximately 25% to 30% of all liver cancer. There are approximately 4 million individuals in the United States infected with HCV, with 30,000 to 40,000 new cases developing each year.

Until recently, there has not been an effective treatment for HCV. The most common treatment—interferon—has limited efficacy (10% - 15% of patients achieve a sustained response), is inconvenient, and has nasty side effects. As a result, less than 5% to 10% of the infected population was treated in 1998. However, in 1998, Schering-Plough Corporation (#) began to market a new drug, REBETRON, that has proven to be more effective than traditional interferon (up to 40% of patients respond). With the introduction of more effective treatments, including long-acting interferons, in 2000-2001, we expect the treated patient population to grow by at least 20% per year.

As a result of the availability of better treatments, we project that the market for complex HCV testing (quant/qual and genotyping) could grow from approximately $230 million today to approximately $300 million by 2002. HCV genotyping can be used to identify specific viral subtypes that help to determine the course of therapy.

Exhibit 13

 PROJECTED HCV TESTING MARKET GROWTH (1997 - 2002E) ($ in Millions)

Source: U.S. Bancorp Piper Jaffray Estimates and Company Reports Note: Includes quant/qual testing and genotyping

October 2000

Oncology Testing
Cancer is the second leading cause of death in the United States. One in four deaths result from cancer. The American Cancer Society estimates that there will be approximately 1.2 million new cancer cases in the United States this year. The prevalence (total number of people with cancer) is expected to increase due to the aging of the population. Demand for diagnostic and prognostic testing will be driven by the increased prevalence of cancer, new technologies for detecting cancer, and the development of new therapies to treat cancer.

Exhibit 14

 CANCER INCIDENCE RATE: BY AGE

Source: National Cancer Institute

We expect that developments in genomics could lead to explosive growth in advanced oncology testing. The fundamental understanding of cancer is being modified due to the development of molecular technologies that will enable scientists to characterize malignancies based on protein expression and the genetic makeup of the tumor.

Today, pathologists diagnose cancer by examining tissues or cells under microscopes in order to recognize patterns of cells that characterize certain malignancies. However, with the development of technologies such as flow cytometry, molecular analysis, and cytogenetics, it is now possible to examine DNA-based changes that have occurred within the cells. These advances also enable pathologists to detect genetic patterns that occur at the chromosomal level (within the DNA), including patterns that are consistently associated with certain cancers.

Tumor Markers

One of the most promising growth areas within the diagnostic market is the use of new classes of tumor markers to more accurately identify and manage cancer patients. Tumor markers are usually proteins that provide information about a malignancy. This information can be useful in detecting and staging cancer, determining the origin of metastatic cancer, predicting how a tumor will respond to treatment, and identifying disease recurrence.

October 2000

A tumor can be present in the body for many years before it becomes detectable using traditional diagnostic tools such as radiology or general physical examination. Tumor markers can provide evidence of cancer long before it would be detected with traditional diagnostic tools. Moreover, markers can serve as an early warning signal of metastasis or aggressive growth.

Traditional tumor markers identify cell surface proteins that may be elevated in some cancer patients. Although these types of tumor markers have been used in cancer detection for quite some time, they tend to have certain limitations. An example of a cell surface protein marker (and of the limitations of such markers) is the prostate-specific antigen (PSA). Measuring PSA levels can be a useful tool in screening men for prostate cancer, since PSA levels may be elevated in men with this disease. However, the PSA test cannot be used to definitively diagnose cancer. The test may be normal in some men with prostate cancer, and PSA levels may also be elevated in men who do not have prostate cancer.

Recent advances in cancer research and molecular genetics are leading to the identification of new and more effective markers. While traditional markers identify proteins that are expressions of a genetic defect, many of the new markers identify the genetic defects directly. These genetic markers may be more effective at identifying cancer earlier (or even at identifying precancerous conditions) and in predicting how tumors will respond to specific therapies. We expect that the utilization of tumor markers could increase dramatically over time as new and more accurate markers are approved and introduced to the market.

Breast Cancer
Breast cancer is the most common form of cancer among women in the United States, with 175,000 estimated new cases in 1999. If detected early, breast cancer can often be treated effectively through surgery to remove the cancerous tumor, in conjunction with hormone and/or radiation therapy. However, if the disease has metastasized (spread to other parts of the body), the odds of survival are greatly diminished.

Early detection of breast cancer may increase the life expectancy of the patient and may enable the patient to be treated before the cancer has spread to other parts of the body. This type of cancer is referred to as localized cancer. The five-year survival rate for localized breast cancer has increased from 72% in the 1 940s to 96% today.

Cancer that has spread to other parts of the body is referred to as metastatic cancer. Metastatic cancer usually must be treated with chemotherapy, hormonal therapy, and/or immunotherapy (systemic chemotherapy). Survival rates decrease depending on how far the cancer has spread. If the cancer has spread regionally, the five-year survival rate is 77%. For women with distant metastases (cancer cells spread throughout the body) the five-year survival rate is just 21%.

October 2000

Exhibit 15

 BREAST CANCER FIVE-YEAR SURVIVAL RATE Localized Cancer Versus Metastatic Cancer

Source: American Cancer Society

The evolution of diagnostic testing is particularly evident in the detection and treatment of breast cancer. Until recently, the lab’s role in breast cancer management primarily was limited to the analysis of tissues and cells for the purpose of diagnosis and prognosis. However, with advances in technology, the lab’s role in breast cancer management has been greatly expanded.

Exhibit 16

 BREAST CANCER MANAGEMENT

                                                     Source: U.S. Bancorp Piper Jaffray

It is now possible to conduct a test to determine whether a woman has a genetic predisposition to breast cancer. Recent studies have shown that about 10% of breast cancer cases are hereditary and that most of these cases result from mutations of the BRCA1 and BRCA2 genes. Inherited mutations in these genes give women a 60% to 70% chance of developing breast cancer by age 70. When functioning normally, the BRCA genes prevent abnormal cell growth. However, if the BRCA genes are mutated, cells can grow out of control and may become cancerous. Women with these inherited mutations also have an increased risk for developing ovarian cancer.

In October 1996, Myriad Genetics introduced a genetic test to determine whether a woman has inherited a mutated BRCA1 or BRCA2 gene. At this point, the demand for BRCA testing is relatively limited. While it is possible that demand for the test could grow over time, the test does have certain limitations that may preclude widespread usage. While the BRCA test can identify cancer risk, it does not determine if a patient has cancer and it is not useful in making decisions about treatment. In a recent study, people who did not have cancer but did have a relative with a BRCA1 or BRCA2 mutation were asked if they wanted to be tested for the mutation. Only 38% opted to have DNA testing.

Developments in pharmacogenomics are impacting the treatment of breast cancer and thereby increasing the demand for advanced diagnostic testing. Approximately 25% to 30% of women diagnosed with metastatic breast cancer have tumors that overexpress a growth-promoting protein, HER-2, and the HER-2 gene (the gene that instructs the cells to produce the HER-2 protein). Studies suggest that breast cancers that overexpress HER-2 are more aggressive. In addition, these cancers are resistant to tamoxifen, a common breast cancer therapy.

In 1998, the FDA approved a revolutionary new gene therapy, Herceptin, to treat breast cancer. Herceptin prevents the HER-2 protein from stimulating breast cancer cell growth. While Herceptin has proved to be successful in slowing the progression and shrinking tumors in some cases of metastatic breast cancer, it is only effective for in those cases where the HER-2 gene and protein are overexpressed.

While some pathologists and oncologists have been testing for HER-2 overexpression for nearly a decade, utilization of testing increased dramatically with the introduction of Herceptin. In the past, the HER2/neu test was used to indicate whether a cancer was particularly aggressive. Today, the test can be used to determine whether an individual will be responsive to Herceptin.

We estimate that the potential U.S. market for HER2/neu testing is approximately $13.5 million. While some advanced labs are already performing the HER2/neu test for 90% of all aggressive or metastasized breast biopsies, we believe that the national penetration is significantly lower. We expect that testing will continue to increase as more oncologists and pathologists become educated about Herceptin.

Herceptin is currently being tested for effectiveness in treating other cancers such as ovarian, lung, and prostate cancer.

Cervical Cancer

Cervical cancer is one of the most common forms of cancer among women in the United States, with approximately 12,800 new cases of invasive cancer and 65,000 precancerous lesions diagnosed each year. Invasive cervical cancer is virtually 100% preventable

October 2000

through the detection of precancerous lesions. However, if the cancer reaches the invasive stage, it will require treatment such as chemotherapy, radiation, or surgery.

The primary screening test for cervical cancer is the Pap test. A Pap test is a microscopic examination of cervical cells to detect cellular changes that can indicate cancer or precancer. Approximately 50 million Pap tests are performed in the United States each year. For many independent labs, Pap tests have been loss leaders (necessary to capture other profitable business). Some companies estimate that they lose approximately $0.50 to $1.00 per test.

We believe that the market for cervical cancer screening may grow at an accelerated pace due to the introduction of new technologies that improve results, including monolayer testing and HPV testing. The market should also become more profitable, as these new technologies have higher margins.

While Pap screening has significantly reduced mortality from cervical cancer, the conventional Pap smear has several limitations. Typically only 20% of the cells captured on a Pap smear can be analyzed. In addition, the test can be difficult to read and interpret. Most significantly, approximately 10% -25% of conventional Pap smears fail to detect cancer even though it is present.

There are two basic sources of error with conventional Pap smears: poor slides and poor reading (interpretation) of the slide. Each contributes about 50% of the error rate. Monolayer technology improves upon the traditional Pap test by removing debris and concentrating a more consistent aliquot of cells in the center of the slide. While having a cleaner, more consistent slide probably decreases the poor reading (interpretation) too, other technologies are being developed to augment or replace the cytotechnologist. Computer screening has met with some success, but is still in the early stages of development in the United States.

We estimate that approximately 30% of Pap tests are currently performed using monolayer technology. Utilization could increase to approximately 35% to 40% by the end of 2000. Based on those assumptions, we estimate that the market for monolayer testing could grow from approximately $300 million to $400 million by the end of 2000. The long-term monolayer market potential could be as great as $1 billion. If the Pap market were to convert 100% from conventional Paps to monolayer technology, the cervical screening market size would expand from approximately $790 million to approximately $1 billion (assuming that prices remain stable). The impact on profits could be even more substantial. We estimate that some lab companies earn more than $10.00 per test for monolayer tests.

Approximately 7% of all Pap tests are inconclusive (or ASCUS). Historically, patients with inconclusive Pap tests needed to be reexamined. In many instances, women with inconclusive test results are required to undergo more invasive diagnostic procedures such as colonoscopy, biopsy, or exploratory surgery. However, with the introduction of HPV testing, these measures can often be avoided.

The HPV test is a genetic test for the human papillomavirus (HPV). HPV is the primary cause of cervical cancer. Approximately 93% of cervical cancers and high-grade cervical lesions contain HPV. In addition, women who do not have cervical cancer, but test positively for high-risk HPV, have a high risk of developing cancer over time. Digene’s HC2 HPV test was approved by the FDA in March 2000 as a follow-up test for Pap smears with inconclusive results.

October 2000

We estimate that HPV testing is currently performed as a follow-up test for less than 20% of the 3.5 million annual Pap tests with inconclusive results. Based on that assumption, we estimate that the current market for HPV testing is approximately $40 million to $60 million. We project that the market will grow by approximately 25% per year for the next several years. Longer term, the total market potential for HPV testing as a follow-up test to inconclusive Pap tests could be well over $200 million.

While HPV testing is not currently approved by the FDA as a cervical cancer screening device, certain studies seem to suggest that the test could be a cost-effective adjunct to the Pap test for certain high-risk populations.

Prostate Cancer
Prostate cancer is the most common cancer diagnosis in men and the second leading cause of cancer mortality. Approximately 180,000 new cases of prostate cancer are detected each year.

The basic screening test for prostate cancer is a test to detect prostate specific antigen (PSA), a substance produced by prostate glands. A cancerous prostate produces high levels of PSA. Approximately 75% of all men with prostate cancers have an abnormal amount of PSA in their blood.

While PSA is a relatively routine test, testing volume could grow as the population ages. The American Cancer Society recommends that men have an annual PSA test, beginning at age 50. The population of men aged 50 and older is growing at approximately 3% per year.

The standard test for diagnosing prostate cancer is the prostate needle biopsy. We estimate that the current market for prostate cancer biopsies is approximately $250 million to $300 million. New therapies and biopsy techniques may increase the number of tissue samples (or cores) per biopsy two to threefold, which would put the market at approximately $750 million to $900 million. The increase in biopsy cores significantly improves the diagnostic yield for detection of cancer through routine biopsy. Since the cost of testing is relatively fixed, regardless of the number of cores taken at biopsy, the increase in cores per patient biopsy generates a significant increase in profitability.

Cardiology
Common tests to predict cardiovascular risk include total cholesterol (TC) and high density lipoprotein (HDL). Approximately 20 million cholesterol tests are performed each year. Research conducted over the past several years indicates that a test to measure C-reactive protein (CRP) may be a useful adjunct to cholesterol testing. Broad adoption of this high-sensitivity CRP testing could create a meaningful growth opportunity for clinical labs.

October 2000

CRP is a protein that is produced in response to cellular injury, inflammation, and infection. CRP levels rise when inflammation is present. Some studies suggest that even low levels of CRP can be predictive of cardiovascular risk and that measuring for that protein adds to the predictive value of tests for blood cholesterol levels. Some researchers suggest that measuring for CRP could increase the predictability of heart attacks in individuals not normally considered to be at risk for these events. While there are currently no agreed-upon testing guidelines for CRP testing, some researchers are suggesting that patients should be tested for CRP every time they are tested for TC and HDL.

Currently, the demand for CRP testing is extremely low (in the low thousands). However, the volume could increase substantially over the next several years if the test becomes a standard of care along with TC and HDL testing. Approximately 20 million cholesterol tests are performed each year. With a standard price of approximately $20 per test, the total market for CRP testing could be approximately $400 million. Assuming that the clinical justification is compelling, the adoption could be relatively rapid. Unlike other new tests introduced to the market, the CRP test already has a defined payment classification and rate from Medicare and most payors.

Clinical Trials Testing
With advances in pharmacogenomics, drug companies will be increasingly interested in targeting specific populations for clinical trials, in order to reduce costs and improve results. As a result, molecular testing such as genotyping is likely to become an integral component of clinical trial design. We estimate that the current market for pharmacogenomic diagnostic testing for clinical trial design and development is approximately $1 billion to $3 billion. This dollar amount does not include spending for testing during the clinical trial process itself.

We believe that the market for clinical trials testing could grow rapidly as drug companies attempt to develop targeted therapies for specific diseases. Pharmacogenomic discoveries are also enabling companies to pursue new applications for existing drugs. Clinical trials testing growth will be driven not only by the number of new drugs in the pipeline, but also by the need for more tests for each trial (e.g., the genotyping and phenotyping is often utilized in clinical trials for HIV therapies).

The primary competitors for clinical trials testing are the large clinical research organizations (CROs) such as Covance (#) and other clinical laboratories. While the drug companies may be inclined to use larger, more established competitors, we believe that lab companies will be able to capture market share due to their extensive patient databases, access to patients, genetic testing capabilities, and experience in commercializing products.

October 2000

Tissue Banking
Genomics and biopharmaceutical companies analyze DNA and tissue specimens to determine which genes are associated with specific diseases, and to develop diagnostic tests and targeted therapies that exploit that genetic information. As the genomics revolution progresses, these companies will need to access large quantities of high-quality tissue samples. At this point in time, the demand for fresh tissue is virtually limitless.

 In order for tissue samples to be useful, researchers must have access to reliable clinical and demographic information about the tissue donor. Moreover, the companies must be assured that all tissue donors have provided informed consent for their tissue to be used in research and development, including research and development that may lead to commercialized products. The companies must also be assured that the genetic material in the sample was not altered or damaged in the tissue collection or storage process.

While many labs have large quantities of archived tissue, this tissue is usually not adequate for genomics research. The specimens are generally not accompanied by complete demographic and clinical records on the donor. Moreover, the labs typically do not have adequate informed consent from the donor for archived tissue. In addition, the quality of the archived tissue is often suspect, since the specimens were not obtained for the specific purpose of genomics research and may have been damaged or altered in the collection and storage process.

There is currently some debate about whether researchers must have informed consent to use archived tissue in genomics research. Some experts argue that the informed consent is not required because the labs could not have conceived of using tissue for genomics research at the time the specimens were taken. However, with the legal precedent not clearly defined, we believe that genomics and biopharmaceutical companies will be unwilling to take the risk of using tissue without consent. Companies have been sued for using archived tissue without informed consent.

We believe that companies with direct access to patients (such as companies that manage hospital-based pathology labs or companies involved in clinical trials testing) are best positioned to participate in tissue banking. Companies without direct access to patients, or with just outpatient labs, will have a more difficult time obtaining sufficient sample size, quality samples, informed consent and complete information on the donor. Hospital-oriented labs tend to get larger specimens because they have access to tissue removed during surgery. Outpatient labs tend to get smaller tissue biopsies, and there is usually not enough leftover for additional DNA testing.

In addition to providing a meaningful economic contribution for some companies, tissue banking could also provide a significant strategic benefit. Lab companies involved in tissue banking may have an opportunity to form relationships with genomics, biotech, and product companies and thereby participate in cutting-edge diagnostic test development and implementation.

Patient-Driven Demand For Specific Tests
With the advent of the Internet (and increased access to information), we expect that patients will become more active participants in the health care delivery process. In particular, we anticipate that consumers will begin to demand particular well-known diagnostic tests (similar to the phenomenon experienced in the pharmaceutical industry). This type of direct-to-consumer marketing has generated patient-driven demand for both PSA testing and monolayer Pap testing.

While this consumer-driven demand may begin with patients requesting that physicians order certain tests, we anticipate that patients may eventually order certain tests directly, even if those tests are not reimbursed by insurance. Over time, we anticipate that test manufacturers (and/or the labs themselves) will begin to launch direct-to-consumer marketing campaigns that could stimulate demand (again, similar to the pharmaceutical industry). While a number of states currently have laws that restrict patients from ordering tests directly (or from receiving test results directly), consumer demand for information and access could drive regulatory changes in the future.

Aging Population
The demand for laboratory testing is highest for females aged 15 to 30, and males and females aged 50 and older. The 50-year mark tends to be a baseline for a number of basic screening tests (such as PSA). In addition, people aged 50 and older tend to have a higher incidence of medical problems, thereby generating more lab tests. The U.S. Census Bureau estimates that the number of people aged 50 or older increased approximately 10.4% during the past five years. This population is expected to grow at a compound annual rate of 4.1% between now and 2006.

Exhibit 17

 PROJECTED POPULATION AGED 50 AND ABOVE (1990-2010E )
 ($ in Thousands)

Source: U.S. Census Bureau

Improving Reimbursement
We expect that reimbursement for laboratory testing will continue to improve. This improvement is being driven by a product mix shift towards more complex, higher-revenue tests; rate increases from managed care organizations; and a payment mix shift away from capitation towards fee-for-service. The rate increases and payment mix shift are attributable to the increased leverage of large lab companies, the acquisition of the most aggressive price competitor (SmithKline Beecham Clinical Labs) and continued increases in the premiums paid to managed care companies by employers.

Exhibit 18

AVERAGE REVENUE PER REQUISITION, QUEST AND LABCORP (1998 - 2001E)

Source: U.S. Bancorp Piper Jaffray Estimates and Company Reports

Managed Care
We believe that managed care reimbursement is improving. Companies are securing rate increases from managed care payors on the order of 4% to 6%. In addition, the payment mix appears to be shifting away from capitation towards higher margin discounted fee-for-service.

Over the past ten years, managed care organizations have become increasingly important players in the U.S. health care system. Approximately 65% of the U.S. population, including 86% of all commercially insured Americans and 17% of all Medicare beneficiaries, are enrolled in some kind of managed care plan (HMO, PPO, or POS). These plans are characterized by some form of contracted fee schedule, some type of limited provider panel, some degree of benefit limitation, and some type of referral or authorization requirement.

During the past decade, the number of patients participating in managed care plans increased significantly. During that same time period, the managed care market experienced significant consolidation. As a result, managed care payors have had significant market power relative to most labs and lab companies. These payors have been able to reduce both reimbursement and utilization. In addition, managed care organizations frequently negotiated capitated contracts whereby the lab is paid a fixed amount per member per month (as opposed to an amount per test) for all the laboratory services provided to the enrollee base, regardless of the quantity or cost of the tests provided. The lab is sometimes responsible for costs incurred by other laboratory providers as well. While the capitation contracts typically exclude certain services and have certain limits, these types of contracts do expose the lab to utilization-related risk (i.e., the more tests performed, the less the lab earns). In addition, these capitated contracts have typically been priced aggressively.

The balance in power between managed care organizations and clinical labs appears to be shifting in favor of the labs. As a result, lab companies have been able to secure better rates and less capitation. This increased lab leverage is attributable, in part, to ongoing consolidation in the industry, including the merger of two of the largest players, Quest and SmithKline Beecham Clinical Laboratories (SBCL). SBCL had been the most aggressive price competitor in the market, driving rates down in many markets in order to capture share. Since the merger, pricing has become more rational.

The improved pricing environment can also be attributed to the fact that the managed care premium environment is clearly improving. According to a survey released by the Kaiser Family Foundation and the Health Research and Educational Trust on September 7, 2000, monthly premiums for employer-sponsored health insurance increased 8.3% between the spring of 1999 and the spring of 2000. This increase is the largest rise in premiums since 1993. According to Sherlock Company, HMO premium increases accelerated between 1996 and 1999, from a 0.8% increase in 1996 to a 4.6% increase in 1998. HMO premiums were projected to increase by 8.3% in 1999 and are estimated to increase by 10.6% in 2000. Very little data is available regarding PPO premiums.

Exhibit 19

 PROJECTED AND ESTIMATED HMO PREMIUM INCREASES (1996-2000E)

 Source: Sherlock Company

We believe that premium increases are being passed through to some labs, in some markets, for the first time in many years. These pricing increases could contribute to accelerating revenue growth rates, and margin expansion, for some companies.

HMO medical expense increased moderately between 1996 and 1998. However, in 1999, medical expense was estimated to have increased 5.3%, and for 2000, medical expense is projected to increase 8.6%. This would seem to validate that a portion of the premium increase noted above is being passed through to providers in some form.

Exhibit 20

  PROJECTED HMO MEDICAL EXPENSE INCREASES (1996-2000E)

Source: Sherlock Company

Political and competitive pressures may also weaken the leverage of large managed care organizations. These companies have been subject to intense criticism regarding policies that restrict care. In addition, insurance products that provide increased access and choice (and limit a payor’s ability to manage utilization) are becoming increasingly popular. According to the Kaiser Family Foundation, the percentage of all insured employees enrolled in Preferred Provider Organizations (PPO s) increased from 28% in 1996 to 41% in 2000, making PPOs the most prevalent type of health plan in the country. PPOs are typically less restrictive than HMO s. In addition, the number of employers willing to contract directly with independent clinical laboratories may be increasing. This trend should be a positive for labs in general, as these employers tend to pay better rates than managed care does. The payor shift also puts pressure on the managed care organizations to offer more competitive rates.

Exhibit 21

 HEALTH PLAN ENROLLMENT BY PLAN TYPE (1988 - 2000)

Source: Kaiser Family Foundation

Medicare
Medicare pays for laboratory testing based on a fee schedule established in 1984. In 1998, Congress passed legislation that reduced laboratory payments to 74% of the 1984 national median. Congress also eliminated the provision for annual CPI-based increase in the fee schedule through 2002. The CPI-based fee increases are currently slated to resume beginning in 2003.

Exhibit 22

 MEDICARE REVENUE AS PERCENTAGE OF TOTAL COMPANY REVENUE

Company		Symbol	Percent Medicare(12/31/99)
AmeriPath, Inc.		PATH	20%
DIANON Systems, Inc.		DIAN	28%
IMPATH Inc.		IMPH	23%
Laboratory Corporation of America	Holdings	LH	20%
Quest Diagnostics Incorporated		DGX	15%
UroCor, Inc.		UCOR	46%

Source: U.S. Bancorp Piper Jaffray Estimates and Company reports

The Clinton administration’s initial 2001 proposed budget contained a number of provisions that would have reduced Medicare reimbursement for laboratory testing. While we believe that these proposed cuts have been taken off the table (as part of the most recent administration proposal for additional Medicare relief), these proposals have a way of resurfacing from time to time. Thus, we have summarized the initial proposal. The administration proposed reducing reimbursement for four commonly ordered laboratory tests by 30% beginning in fiscal 2001. These four tests (TSH for thyroid, Hemoglobin A1C, urine culture, and PSA) currently account for approximately $60 million of Medicare payments. The administration also proposed reducing the annual fee-schedule increase by 1% from 2003 through 2005. Finally, the administration proposed implementing an individual copay (the percentage of the Medicare fee paid by the beneficiary rather than by the government) of 20% in fiscal 2001. There currently is no copay for lab services. If enacted, this change could increase the cost of collections, increase DSO, and reduce net revenue (as the lab is now exposed to a greater level of credit risk).

At this time, Congress does not appear inclined to enact additional Medicare cuts. In fact, Congress set aside $40 billion for a Medicare prescription drug benefit and Medicare reform. Some of these funds could be used to increase provider reimbursement.

The Clinton administration recently directed Medicare to cover costs of routine patient care associated with clinical tests of new drugs and medical treatments. Currently, only about 1% of elderly people in the United States participate in clinical trials of drugs and treatments even though the elderly are more affected by disease than the general population.

Anatomic Pathology
On November 2, 2000, the Health Care Financing Administration (HCFA) published its revised fee schedules for Medicare payments for anatomic pathology. Under the new fee schedule, pathology payment rates increased by approximately 4.3% (in aggregate) for calendar 2000. Under the previous fee schedule, rates were set to decrease by approximately 3.5% in 2000. The actual rate increase varies by procedure, and thus, the impact on individual companies will vary according to their product mix. The final Medicare payment rates for 2001 will not be published until November, 2000. However, at this point, we do not anticipate any significant changes in payment rates or methodology for anatomic pathology. HCFA’s draft payment schedule includes a 1.8% increase in the conversion factor used to calculate actual payment rates. If all other factors remain constant, a 1.8% increase in the conversion factor would generate a 1.8% increase in payment rates.

Exhibit 23

MEDICARE RATE CHANGES FOR ANATOMIC PATHOLOGY (1997-2000)

Source: U.S. Bancorp Piper Jaffray, Health Care Financing Administration, and Company Reports

The outpatient prospective payment plan, passed as part of the Balanced Budget Amendment of 1997, prohibits independent clinical laboratories from billing for the technical (nonphysician) component of pathology services furnished to hospital outpatients. In 1999, HCFA published similar regulations prohibiting independent labs from billing for the technical component of pathology services furnished to hospital inpatients. These provisions are scheduled to be implemented January 1, 2001. As a result of these provisions, independent labs that are providing the technical component for pathology services for hospital inpatients or outpatients will now be required to seek reimbursement directly from the hospital.

In 1999, Congress increased Medicare reimbursement for Pap smear tests by approximately 100% (effective January 1, 2000). While Medicare is the payor for less than 5% of the 50 million Pap smear tests that are performed each year, many other payors base their rates either directly or indirectly on the Medicare fee schedule. As a result, the Medicare pricing increase could have a substantially positive impact for laboratories.

Competition
The laboratory industry has been consolidating over the past decade, reducing excess capacity in many markets. We believe that this consolidation has had, and will continue to have, a positive impact on volume and pricing for independent lab companies. We also expect that independant laboratory companies may be able to capture share from smaller hospital competitors. Independent labs may also benefit from a continued shift in care from the inpatient to outpatient setting.

Consolidating
Consolidation has been driven by national independent laboratory companies purchasing smaller independent laboratories, referral and quality regulations that place heavy burdens on physician labs, and by consolidation within the hospital industry.

The number of independent lab facilities actually declined by 15% from 1996 to 1998. During that same time period, the market share became more concentrated among the largest providers. The two largest independent laboratory companies, Quest and LabCorp, control approximately 62% of the independent lab market and approximately 16% of the total lab market.

Exhibit 24

 CONCENTRATION OF REVENUE

Source: U.S. Bancorp Piper Jaffray Estimates and Company Reports

Market share tends to be concentrated among a small number of competitors in most metropolitan service areas. These providers typically include one or more local health systems and one or two regional or national independent laboratories.

In August 1999, Quest Diagnostics completed its acquisition of SmithKline Beecham’s clinical laboratory business. At the end of 1998, SmithKline and Quest had the No. 1 and No. 3 market share, respectively. The combined company is nearly twice the size of its closest competitor. The SBCL acquisition provided Quest an expanded national presence, increased coverage in specific markets, and expanded testing capabilities. Quest expects to generate approximately $150 million of annual net synergies over the next three to five years through consolidating labs and infrastructure, reducing corporate overhead, and improving billing and collections. Quest paid approximately $1.3 billion, including $1 .025 billion in cash and 12.6 million shares of Quest stock at an average price of $19.50 per share.

We believe that the Quest-SmithKline transaction will remove capacity from the market. Quest is in the process of consolidating redundant laboratories and infrastructure. The Company expects to reduce staffing expenses by 5% to 10% over the next several years as a result of the consolidation. Quest has already consolidated labs in Boston, Michigan, Cleveland, and Baltimore. The Company intends to consolidate labs in five other cities over the next two years. Quest also intends to consolidate pickup routes and other support services in many of its markets. In addition, in certain markets Quest will be able to redirect specimens to labs that are geographically closer to the market, thereby reducing certain logistics costs.

The Quest-SmithKline transaction could also reduce price competition within the industry. SmithKline had competed aggressively on price. The current market leaders, Quest and LabCorp, appear to be taking a more disciplined approach to pricing.

Exhibit 25

 CONSOLIDATION: MERGERS AND ACQUISITIONS (1993-1999)

	Acquirer	Purchase Target Price ($Mil)		Acquired Revenue ($Mil)
1993
	Allied Clinical Labs	Sierra Nevada Labs	NA	25
	Quest Diagnostics	DeYor Laboratory	NA	20
		Damon Corporation	587	330

1994
	National Health Labs	Allied Clinical Labs	208	163
	Quest Diagnostics	Maryland Medical Labs	145	90
		Nichols Institute	325	280
		B ioran	NA	65
	Physicians Clinical Lab	Damon-California assets	51	50

1995
	LabCorp (1)	Roche Biomedical	475	730
	Unilab	Medical Lab Network (3)	34	25
	Meris Laboratories	Rx Medical Services	5	15
	LabCorp	MedExpress	28	22

1996
	EDITEK	Medtox Labs	24	20
	LabCorp	Genetic Design	12	14

1998
	Bio-Reference Labs	Medilabs	7	15
	LabCorp	Medlab	9	22
	LabCorp	Universal Standard Healthcare (4)	9	37
	Unilab	Meris Laboratories	17	25

1999
	DIANON	Kyto Meridian	13	15
	Unilab	Bio-Cypher Labs (5)	43	60
	Quest Diagnostics	SmithKline Beecham Clinical Laboratories (6)	1,286	1,776
	American Medical Labs	Associated Path Labs	NA	NA

(1) LabCorp was formed by the merger of National Health Laboatories and Roche Biomedical Laboratories
(2) Roche retained 49% ownership
(3) Medical Laboratory Network was formerly named Mayo Laboratory Network
(4) LabCorp acquired Universal Standard Healthcare’s clinical lab business
(5) Bio-Cypher Labs was formerly named Physicians Clinical Laboratory
(6) SmithKline Beecham retained 29% ownership

Source: Washington G-2 Reports

We expect that the lab industry will continue to consolidate over the next several years. It is difficult for small laboratories to compete against the larger national players as these small labs typically have higher cost, less access to cutting-edge technology, limited service offerings, limited routes and access points, and slower turnaround times. The smaller labs also may have a more difficult time providing timely and complete information to their customers. In addition, government regulation and Medicare billing requirements have become increasingly complex, making it very difficult for small labs to remain in compliance with government rules and regulations. It can also be difficult for smaller labs to secure managed care contracts.

Even with the consolidation that has taken place, there are still thousands of independent commercial laboratory facilities in the United States that are not affiliated with a large national or regional player. There are also a number of regional clinical lab companies and specialty lab companies in the United States. Many of these labs could be candidates for acquisition.

We believe that lab companies are uniquely positioned to benefit from national scale. While health care is still primarily a local market phenomenon (with locally negotiated contracts and locally generated referrals), lab specimens are often transportable. As a result, lab testing typically can be performed at off-site facilities, away from the point of care and the point of collection. This transportability enables lab companies to achieve significant economies of scale at regional or national labs.

Opportunities To Capture Share
Hospital-based laboratories account for approximately 60% to 65% of the laboratorymarket in the United States. In recent years, many hospitals have tried to expand their laboratory testing services in an attempt to offset declining admissions and reimbursement for inpatient care. Consequently, hospital market share increased steadily throughout the 1990s, at the apparent expense of independent labs and physician labs.

Exhibit 26

LABORATORY MARKET SHARE (1993-1999)
(% of Revenue)

Source: Washington G-2 Reports

We expect that the larger, independent clinical laboratories may be able to capture share from hospitals for many of the same reasons that they can capture share from smaller independent labs. In addition, as hospital systems continue to divest physician practices, these practices will have less incentive to refer their lab work to the hospital instead of to an independent clinical laboratory.

Shifting Locus Of Care
Over the past 20 years, there has been a tremendous shift in the locus of health care delivery from an inpatient to an outpatient setting. The shift towards outpatient care has created, and will continue to create, growth opportunities for independent laboratory companies. These independent labs tend to target the outpatient market, since hospitals are often inclined to keep their inpatient-driven testing in-house.

The shift in care has been especially profound for surgical care. This surgical shift is significant for independent labs, since biopsies are typically obtained during surgery. The number of surgeries performed on an outpatient basis increased fivefold between 1979 and 1997, from 2.6 million procedures to 14.6 million procedures. During that same time period, the number of inpatient surgeries performed in community hospitals declined from 15.7 million procedures to fewer than 9.5 million procedures.

Exhibit 27

INPATIENT AND OUTPATIENT UTILIZATION (1993-1997)

	1993	1994	1995	1996	1997
Inpatient Admissions	30,475,563	30,403,766	30,577,564	30,652,820	31,047,930
% Change		-0.2%	0.6%	0.2%	1.3%
Inpatient Surgeries	10,181,703	9,833,938	9,700,613	9,545,612	9,509,081
% Change		-3.4%	-1.4%	-1.6%	-0.4%
Outpatient Visits	366,884,946	382,923,566	414,344,837	439,863,107	450,140,010
% Change		4.4%	8.2%	6.2%	2.3%
Outpatient Surgeries	12,624,292	13,154,838	13,462,304	14,023,651	14,678,290
% Change		4.2%	2.3%	4.2%	4.7%

Source: American Hospital Association

Over the past several years, there has been a dramatic shift in the locus of care for G.I. biopsies. We estimate that over 90% of all G.I. biopsies are taken in an outpatient setting such as an outpatient surgery center or a physician’s office. We expect that there will be a similar shift in the locus of care for breast cancer biopsies over the next decade. Approximately one million breast biopsies are performed in the United States each year. Traditionally, most breast biopsies have been performed in an inpatient setting. According to a survey conducted by Roper Starch Worldwide and sponsored by the National Alliance of Breast Cancer Organizations (NABCO) and Ethicon Endo-Surgery, Inc. in October 1998, fewer than 20% of women who had a biopsy had a minimally invasive procedure. Moreover, 67% of the women surveyed said that a traditional surgical biopsy was the only option that their doctors discussed with them. However, with the development of new technologies such as core needle biopsy and stereotactically guided mammotomy, it is possible to perform breast biopsies in an outpatient setting. We estimate that the market for routine analysis of breast cancer biopsies is approximately $200 million.

The outpatient migration is occurring due to technological innovations (i.e., more procedures can now be performed on an outpatient basis), increasing cost containment pressures (payors want to utilize the most cost-efficient facilities for the delivery of care), and changing consumer preferences (patients prefer the less institutionalized environments). In addition, physicians are looking to enhance their incomes by capturing technical revenues from various diagnostic, medical, and surgical procedures.

We expect that the locus of care will continue to shift from an inpatient to outpatient setting. Given the rapid pace of new medical innovations, we believe that a greater number of tests and procedures will be performed on an outpatient basis in the future. The Health Insurance Association of America estimates that approximately 27 million surgical procedures will be performed on an outpatient basis by 2001.

Point-Of-CareTesting
In the future, new technologies may make it possible to administer more laboratory tests at the point of care (e.g., by a nurse at the hospital bed or in the doctor’s office), without the need for a laboratory. Point-of-care testing is attractive because it creates the potential for more timely results (minutes versus days), fewer logistical problems and expenses, and greater provider control of the testing process.

Currently, point-of-care testing primarily is limited to a small number of low-revenue, highly routine tests, such as glucose monitoring. Most tests still need to be sent to a laboratory for analysis. However, a handful of companies are beginning to market hand-held, easy to use, accurate, and reliable point-of-care testing tools for more sophisticated tests that are currently performed in the laboratory setting.

Careside Inc. is the world’s leading developer of advanced point-of-care blood testing technology. Careside markets a point of care testing system, Careside Analyzer™, which can perform 38 different blood tests in coagulation, chemistry and electrochemistry with one single device. The Company has obtained FDA approval or exemption for all 38 tests. Careside intends to add two additional tests (hemoglobin and hemocrit) in the near future.

It is possible that the development of additional point-of-care testing could reduce the independent laboratories’ share of certain routine tests that could be performed more expediently at a hospital or physician’s office. Some point-of-care manufacturers assert that point-of-care testing can currently be utilized for 80% of all routine blood tests ordered on an outpatient basis. While most of these tests are low margin, labs typically have high fixed costs. Therefore, the loss of revenue can have disproportionate impact on profitability.

In the short term, this potential loss of market share by centralized labs may be mitigated by several factors. First, point-of-care testing is more expensive than traditional testing. Point-of-care testing requires a substantial up-front investment in the handheld devices, centralized computer systems, and networks that enable testing at the point of care. Second, there has been some concern about the accuracy of these testing machines and whether they meet regulatory compliance. Third, managed care organizations often sign contracts with major independent laboratories, forcing health care workers to send tests to a specific lab and precluding the use of point-of-care testing, even if it is available.

Point-of-care testing may also diminish the scale of testing performed at hospital labs since the tests are being performed at the bedside, not in the lab. A significant reduction in scale could make it difficult for hospitals to maintain a profitable lab, and induce them to refer more routine testing to independent labs.

In the future, technologic advances could make point-of-care testing more cost effective. Careside recently announced that it had completed an automated manufacturing process for the test cartridge used with the Careside Analyzer. This automation process has increased production capacity by 500%, thereby reducing the unit cost. Presumably these savings could be passed on to the buyers of the cartridges.

Exhibit 28

 TECHNICAL CHART

Chart courtesy Bridge Information Services

COMPANY DESCRIPTIONS COVERED COMPANIES

AmeriPath, Inc. (PATH - 13 1/16 - #@) Strong Buy
Business Description

AmeriPath, Inc. is the nation’s largest diagnostic service company focused exclusively on anatomic pathology. The Company provides diagnostic services and information to physicians, hospitals, and national clinical laboratories. The Company employs 301 pathologists and operates outpatient and inpatient pathology laboratories in 14 states.

Investment Rationale

Accelerating Internal Growth. We expect that AmeriPath’s same-practice revenue growth could accelerate due to accelerating market growth, increased referrals from national clinical laboratories, market share gains in high-revenue esoteric testing (including capturing previously outsourced business), expansion into new products (including G.I. and urology testing), and modest pricing improvement.

Broad Geographic Coverage. AmeriPath has developed extensive regional networks throughout the United States. As a result, the Company is able to develop regional and national contracts with large managed care organizations and national clinical laboratories. These national contracts can generate increased volume, reduced administrative costs, and improved pricing.

Local Market Ties. AmeriPath owns and operates more than 40 pathology practices throughout the United States. The Company also provides pathology services in more than 160 hospital laboratories. We believe that these local relationships provide a competitive advantage relative to other independent lab companies that compete directly with the local labs and pathologists for referrals. In addition, the managed hospital labs provide an obvious source of referrals for AmeriPath’s esoteric testing business.

Genomics Opportunity. During the second quarter, AmeriPath formed an alliance with Genomics Collaborative Inc. (GCI) to provide GCI with tissue samples and associated clinical and demographic information necessary to conduct genetic research. GCI will extract nucleic acid (DNA and RNA) from the cells, store the tissue and the extracted material, warehouse the clinical and demographic information, and conduct analyses on the samples. We believe that this alliance is an important strategic and financial development for AmeriPath. In the near term, the Company will generate revenue from each sample it provides. Longer term, the alliance should enable AmeriPath to participate in cutting-edge diagnostic test development and implementation.

Discounted Valuation. AmeriPath trades at a steep discount to other lab services companies. We expect that accelerated same-practice growth, strong cash flow, genomics-related opportunities, and improving fundamentals will drive multiple expansion.

Recent Results

AmeriPath reported second quarter 2000 EPS of $0.31 (excluding the charge) versus $0.26 (+19.2%). The Company recorded a $5.2 million charge for the impairment of intangibles related to a bankrupt hospital system in Ohio. Net revenue increased 33.0% year over year from $54.4 million to $73.7 million due to a combination of acquisition activity and same-practice growth. Same-practice growth increased to 15% from 10% in the first quarter and 7% in the fourth quarter of 1999. This growth was driven by improved pricing, increased outpatient business, and new business at the New York lab and the Center for Advanced Diagnostics (CAD). EBITDA margin decreased 95 basis points annually due to increased physician compensation, increases in lower-margin national clinical lab business, and start-up costs for CAD and the New York lab. We rate AmeriPath a Strong Buy with a 12-month price target of $20, based on a P/E multiple of 14 times our 2001 EPS estimate of $ 1.41.

Laboratory Corporation of America Holdings (LH - 127 3/8 - #) Strong Buy
Business Description

Laboratory Corporation of America Holdings (LabCorp) is the second largest independent clinical laboratory company in the United States. The Company provides clinical laboratory testing (testing on body fluids such as blood and urine), anatomic pathology (testing on tissues and organs), esoteric testing (nonroutine tests), and testing for drugs and substance abuse. LabCorp is also pursuing initiatives in clinical trials testing and information services.

Investment Rationale

Focus On Esoteric Testing. LabCorp is a leading national provider of high-growth, high-margin esoteric testing services. As a result, the Company is positioned to capitalize on exciting new growth opportunities including new test development, genomics, clinical trials, and infomatics. The Company’s esoteric testing capability and experience are competitive advantages relative to other independent clinical labs. We expect growth in esoteric testing will drive margin expansion and accelerating growth rates.

Competitive Positioning. We believe that LabCorp has a competitive advantage relative to most other independent laboratories due to its national scale, geographic coverage, breadth and depth of testing, and low-cost position. The Company’s routine testing business serves as a conduit for volume growth in its high-margin esoteric testing business, while the esoteric capabilities help to attract routine testing.

Accelerating Volume Growth. We expect volume growth to accelerate in the future due to organic market growth; the introduction of several new, potentially high-volume tests; the addition of new managed care contracts; an increase in the quantity of business referred by hospitals; and selective acquisitions. We believe that LabCorp can achieve double-digit growth in testing for infectious disease, cancer, and genetics.

Imp roving Revenue Per Requisition. The average revenue per requisition (test order form) is increasing due to growth of new, higher-revenue (and higher-margin) tests, an improved payor mix, the elimination of bad contracts, and pricing increases.

Margin Expansion. Since the clinical lab business has high fixed costs, margins should expand significantly as testing volume and revenue per requisition increase. In addition, LabCorp has the opportunity to consolidate services at several regional laboratories and to leverage unused capacity at existing labs.

New Business Opportunities. We believe that LabCorp has attractive long-term growth opportunities, including clinical trials testing and information services. With cutting-edge diagnostic capabilities and experience at commercializing products, data, and access to patients, LabCorp is well-positioned to partner with genomics and biotech companies in their efforts to commercialize scientific discoveries. The Company could also provide valuable information to payors and other disease management organizations.

Recent Results

LabCorp reported second quarter 2000 EPS of $0.94 versus $0.56 (+67.9%). Revenue increased 12.3% to $482.4 million. The Company reported accelerating growth in volume, revenue per accession, and total revenue on both a year-over-year and sequential basis. EBITDA margin increased 46 basis points year over year and 24 basis points sequentially, primarily due to a reduction in the average cost per test (driven by economies of scale and increased efficiencies). Operating cash flow was $81.4 million, compared to $48.5 million last quarter and $50.8 million in the second quarter of 1999. We rate LabCorp a Strong Buy with a 12-month price target of $ 140 (30 times our 2001 EPS estimate of $4.73).

Quest DiagnosticsIncorporated (DGX - 123 3/4-#) Strong Buy
Business Description

Quest Diagnostics Incorporated is the leading provider of clinical laboratory services in the United States. The Company has the leading market share in clinical laboratory testing (testing on body fluids such as blood and urine), anatomic pathology (testing on tissues and organs), esoteric testing (nonroutine tests), and testing for drugs and substance abuse. The Company also operates the nation’s third largest clinical trials business (behind Quintiles and Covance [CVD #]). Quest Infomatics collects and analyzes clinical data.

Investment Rationale

Market Leadership. We believe that Quest is well-positioned to expand its leadership role in the clinical laboratory market. In our view, the Company has a competitive advantage relative to most other independent laboratories due to its national scale, geographic coverage, breadth and depth of testing, and low-cost position. In addition, we believe that Quest will emerge as an industry leader in terms of clinical outcomes, service, and support.

Accelerating Volume Growth. During the past two years, Quest discontinued a number of its less profitable payor contracts. While this contract management had a positive impact on margins, it obviously offset volume growth. We expect volume growth to accelerate in the future due to organic market growth; the introduction of several new, potentially high-volume tests; the establishment of several national managed care contracts; and an increase in the quantity of business referred by hospitals.

Imp roving Revenue Per Requisition. The average revenue per requisition (test order form) is increasing due to an improved payor mix; the elimination of bad contracts; pricing increases; and growth of new, higher-revenue (and higher-margin) tests.

Margin Expansion. Since the clinical lab business has high fixed costs, margins should expand significantly as testing volume and revenue per requisition increase. Quest intends to consolidate several regional laboratories and to leverage unused capacity at existing labs by introducing new daytime testing services.

SBCL Acquisition. Quest acquired SmithKline Beecham’s clinical laboratory business in August 1999. The Company expects to generate approximately $150 million of annual net synergies within the next three to five years through consolidating labs and infrastructure, reducing corporate overhead, and improving billing and collections.

Additional Business Opportunities. We believe that Quest can achieve double-digit revenue growth in esoteric testing and clinical trials testing. The Company’s information services business could double during the next two years.

Recent Results

Quest reported second quarter 2000 EPS of $0.67 (excluding charges) versus $0.01. The Company reported accelerating growth in volume, revenue per requisition, and total clinical revenue on a year-over-year basis. EBITDA margin increased 442 basis points year over year and 297 basis points sequentially, primarily due to improved pricing, and a reduction in the average cost per test (driven by SBCL synergies, economies of scale, and increased efficiency). We rate Quest a Strong Buy with a 12-month price target of $145, based on an enterprise value to projected 2001 EBITDA of approximately 19 times.

October 2000

COMPANY DESCRIPTIONS MONITORED PUBLIC COMPANIES

DIANON Systems, Inc. (DIAN)
DIANON Systems, Inc. is one of the nation’s leading providers of anatomic pathology services. DIANON provides anatomic pathology, genetic, and clinical chemistry testing to patients, physicians and managed care organizations. The Company is focused primarily on providing services to the medical oncology, urology, dermatology, gynecology, and gastroenterology markets.

DIANON provides pathology services to a nationwide base of customers through four outpatient laboratories located in Connecticut, New York, Florida, and Ohio. The Company does not purchase or manage physician practices, nor does it manage hospital labs.

Since most pathology specimens are transportable, DIANON is able to serve a national customer base through its four outpatient labs. This centralization creates significant economies of scale. Moreover, with its breadth and depth of testing and national referral and collection network, the Company has been able to secure national managed care contracts.

DIAN ON should benefit from steady growth in the anatomic pathology market and the continued shift from inpatient- to outpatient-based services. The Company may also capture market share from smaller labs that lack its breadth and depth of testing, cost advantage, and national contracts. DIANON should also benefit from a product mix shift towards higher-margin tests.

DIANON reported second quarter 2000 earnings per share of $0.20 versus $0.14 for the same quarter of 1999. Total revenue grew 28% year over year to $24.4 million. EBITDA margin increased 210 basis points to 14.6%.

IMPATH Inc. (IMPH)
 IMPATH Inc. is an independent clinical laboratory focused exclusively on the oncology (cancer) market. The Company specializes in providing diagnosis and prognosis for difficult-to-diagnose cancers. IMPATH has three operating units: physician services, information services, and biopharmaceutical/genomics services.

Cancer is the second leading cause of death in the United States. One in four deaths result from cancer. This year, roughly 900,000 new cancer cases will develop. The cancer prevalence rate could increase during the next decade due to the aging of the population. Demand for diagnostic testing will be driven by the increased prevalence of cancer, new technologies for detecting cancer, and the development of new therapies to treat cancer.

We expect that developments in genomics could lead to explosive growth in advanced oncology testing. The fundamental understanding of cancer is being modified due to the development of molecular technologies that will enable scientists to characterize malignancies based on protein expression and the genetic makeup of the tumor.

IMPATH currently generates more than 90% of its revenue from its physician services business. This business provides diagnostic and prognostic services to physicians throughout the United States. IMPATH does not provide basic cancer screening. Instead, the Company provides complex analysis to determine the type of cancer, the aggressiveness of the cancer, and the optimal therapy. IMPATH currently serves more than 7,400 physicians, 1,785 hospitals, and 400 oncology practices. The Company currently analyzes approximately 30% of all metastasized breast cancer tumors in the United States.

IMPATH ’s information services unit, which currently represents approximately 5% of total revenue, is focused on commercializing the data and information captured through the Company’s extensive patient and tumor base. The Company’s database of more than 585,000 analyzed cases includes specific clinical and demographic information for each case. This information can be utilized by drug companies to evaluate potential markets, clinical trials, sales and marketing, and economic analysis. The biopharmaceutical/ genomics services unit intends to partner with genomics and biopharmaceutical companies for the development, testing, and commercialization of new therapeutics targeted to specific, biological characteristics of cancer. The Company is currently engaged in more than 58 projects with more than 20 pharmaceutical and biotech companies.

IMPATH reported second quarter 2000 earnings per share of $0.3 8 versus $0.28 for the same quarter of 1999. Total revenue grew 60% year over year to $33.4 million. EBITDA margin increased 90 basis points to 24.4%.

MDS Inc. (MDZ)
MDS Inc. is an international health and life sciences company based in Canada. The Company operates two business systems, life sciences and health. The life sciences business is involved in the development and provision of services for manufacturers of medical products, including sterilization, imaging agents for nuclear medicine testing, systems for radiation therapy and cancer treatment, analytical instruments, and research services. The health business provides services to health care providers, including laboratory testing and medical product and supply distribution.

MDS Laboratory Services is Canada’s largest independent network of clinical laboratories. MDS operates laboratories in Florida, Georgia, New York, and five Canadian provinces. The Company has a number of strategic alliances and joint venture laboratory relationships, including relationships with Toronto Hospital and HCA-The Healthcare Company (HCA #), the largest health services company in the United States.

UroCor, Inc. (UCOR)
UroCor, Inc. is a leading diagnostic and therapeutic company focused exclusively on the urology market. UroCor assists physicians in detecting, diagnosing, and treating prostate cancer, bladder cancer, kidney stones, and other complex urologic disorders. In 1999, the Company generated approximately 93% of its revenue from diagnostic services.

UroCor provides diagnostic services to a nationwide base of customers through its outpatient laboratory in Oklahoma City. This centralization creates certain competitive advantages, including economies of scale, specialization, and expertise. The Company currently provides services to approximately one-third of the 7,800 office-based urologists in the United States.

UroCor is a leading provider of prostate cancer diagnostics, including analysis of the prostate-specific antigen (PSA) test and prostate biopsies. UroCor estimates that it diagnoses over 10% of all prostate cancer cases in the United States. The Company has a prostate database of over 200,000 cases.
UroCor also provides certain therapeutic products to urologists and radiation oncologists. In January 2000, the Company began marketing ProstaSeed, a branded line of radiation implants for early-stage prostate cancer.

UroCor reported second quarter 2000 earnings per share of $0.05 versus $0.04 excluding special charges for the same quarter of 1999. Total revenue grew 9.1% year over year to $12.3 million. Gross margin increased 560 basis points to 62.2%.

NOTES

Some or all of the following hedges may pertain: (#)U.S. Bancorp Piper Jaffray Inc. makes a market in the company’s securities. (~)A U.S. Bancorp Piper Jaffray Inc. officer, director, or other employee is a director and/or officer of the company. (@)Within the past three years, U.S. Bancorp Piper Jaffray Inc. was managing underwriter of an offering of, or dealer manager of a tender offer for, the company’s securities or securities of an affiliate. Additional information is available upon request.

NOTES

NOTES

U.S. Bancorp Piper Jaffray Health Care Equity Research

HEALTH CARE SERVICES

EQUITY RESEARCH	INVESTMENT BANKING

William B. Bonello bbonello@pjc.com, 612-303-5532	Brooks G. O'Nei boneil@pjc.com, 612-303-6266	David C. Gordon dgordon@pjc.com, 312-775-3270

Angela C. Samfilippo asamfilippo@pjc.com, 612-303-1518	James T. Lilly, Jr. jlilly@pjc.com, 612-303-6311	Daniel J. Gulbrandson dgulbrandson@pjc.com, 612-303-5652

HEALTH CARE TEAM EQUITY RESEARCH		INVESTMENT BANKING		EQUITY CAPITAL MARKETS OFFICES
Thomas S. Schreier, Jr., Head	612-303-6403	Paul D. Grangaard, Head	612-303-6326	Minneapolis	Chicago
Robert W. Peterson, Co-Head	612-303-5512	Thomas P. Schnettler, Co-Head	612-303-6339	Suite800	233South WackerDr.
F. Alger Boyer, Jr., Manager	612-303-6340			800 Nicollet Mall	Suite3620
		Stuart M. Duty	415-277-1520	Minneapolis, MN55402	Chicago, IL60606
BioPharmaceuticals		David C. Gordon	312-775-3270	612-303-6440	312-775-3200
Autoimmune/Inflammatory, Cardiovascular,		James T. Lilly, Jr.	612-303-6311	800-333-6000	800-973-1192
Infectious Disease, and Vaccine		Brooks G. O’Neil	612-303-6266
		Jon W. Salveson	612-303-6363
Mark E. Augustine	212-284-9315
Richard L. Troyer, Jr.	212-284-9314	Scott A. Beardsley	415-277-1522	Seattle	London
		Jeffrey A. Hoffman	415-277-1521	1400 IBM Building	76 Cannon St.
Cancer, Drug Delivery, Neuroscience, and Suppliers
		David L. Parrot	415-277-1523	1200 Fifth Ave.	LondonEC4N6AE
Peter L. Ginsberg, CFA	612-303-6456
Jason S. Sasanfar	612-303-5573	Deborah B. Berland	415-277-1524	Seattle, WA98101	England
Jessica Greenstein	612-303-6405	James E. Cecil	415-277-1527	206-287-8830 800-677-4737	011-44-207-489-9902
Genomics & Biotechnology Suppliers		Adam Gunther	312-775-3273
		C. Jason Moran	415-277-1526		Geneva*
Thomas E. Hancock	212-284-9311
Hans P. Riegels	212-284-9313	J.P. Peltier	612-303-8308	New York	Richefield Partners
Specialty Pharmaceuticals		Mergers & Acquisitions		The Chrysler Center 58th Floor	31 Boulevard Helvetique CH-1211 Geneva3
Cynthia L. Glass	612-303-5542	Robert A. DeSutter	612-303-6392	405 LexingtonAve.	Switzerland
Cory J. Super	612-303-5543	Daniel J. Gulbrandson	612-303-5652
Health Care Services		Private Capital Group		New York, NY1 01 74-5899 212-284-9300	011-41-22-707-8700
William B. Bonello	612-303-5532	Michael A. Mitgang	650-233-2296	800-982-0419	Tel Aviv*
Angela C. Samfilippo	612-303-1518	Ted J. Christianson	612-303-8592		NessuahZannexLimited
Information-Driven Health Care		Corporate Client Services		Denver	Harel House, 9th Floor
Daren C. Marhula, CFA	612-303-5523	Brenda B. Sallstrom	612-303-5790	1050 17th St.	3 Abba Hillel St.
Edward G. Shannon	612-303-6478	Ryan D. Steensland	612-303-5767	Suite2100	RamatGan 52522
Jocelyn C. Bozivich	612-303-5508	Thomas E. Wright	612-303-6039	Denver, CO80265	Israel
Medical Technology		Jay A. Hershey	612-303-5724	303-820-5700	011-972-3-753-2020
Cardiovascular/Diversified		Jayne L. Ellegard	612-303-6377	800-444-3808	*Strategic Alliance
Thomas J. Gunderson	612-303-6467	Heather H. Williamson	612-303-5521
Timothy B. Nelson Kathleen A. Tune	612-303-1526 612-303-1519	Jennifer L. Pederson Venture Fund	612-303-1233	Menlo Park 2500 Sand Hill Rd.
Diversified SmallCapitalization/Cardiovascular		Buzz Benson	612-303-6335	Suite200
		Ken Higgins	612-303-6365	Menlo Park, CA94025
Arch C. Smith	612-303-6263
Stephen D. Simpson	612-303-5570	Ned Scheetz	612-303-6345	650-233-2200
Orthopedics/Diversified				800-981-1203
Scott R. Davidson	415-277-1590
Christopher M. Kaster	415-277-1599			San Francisco
David M. Schummers	415-277-1598			353 Sacramento St. Suite 1600 San Francisco, CA 941 11

This material is based on data obtained from sources we deem to be reliable; it is not guaranteed as to accuracy and does not purport to be complete. This information is not intended to be used as the primary basis of investment decisions. Because of individual client requirements, it should not be construed as advice designed to meet the particular investment needs of any investor. It is not a representation by us or an offer or the solicitation of an offer to sell or buy any security. Further, a security described in this publication may not be eligible for solicitation in the states in which the client resides. U.S. Bancorp and its affiliated companies, and their respective officers or employees, or members of their families, may own the securities mentioned and may purchase or sell those securities in the open market or otherwise. In the United Kingdom, this report may only be distributed or passed on to persons of the kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended by the Financial Services Act 1986 (Investment Advertisements) (exemptions) Order 1997). Securities products and services offered through U.S. Bancorp Piper Jaffray Inc., member of SIPC and
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(c)2000 U.S. Bancorp Piper Jaffray Inc., 800 Nicollet Mall, Suite 800, Minneapolis, Minnesota 55402-702000-0785

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MINNEAPOLIS	MENLO PARK	LONDON
800 Nicollet Mall	2500 Sand Hill Road	76 Cannon Street
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612-303-6440	650-233-2200	011-44-207-489-9902
800-333-6000	800-981-1203
GENEVA*
SEATTLE	SAN FRANCISCO	Richefield Partners
1400 IBM Building	353 Sacramento Street	31 Boulevard Helvetique
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NEW YORK	CHICAGO	Nessuah Zannex Ltd.
The Chrysler Center	233 South Wacker Drive	Harel House, 9th Floor
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